Exhibit 99.1

Foresight Autonomous Holdings Ltd.

(Hereinafter: ‘the company’)

June 12, 2017

To:

Israel Securities Authority	Tel-Aviv Stock Exchange Ltd.

Via MAGNA	Via MAGNA

Dear Sir / Madam,

Re: Immediate Report regarding the convening of an annual and special general meeting of the shareholders of the company

An immediate report (hereinafter: ‘the report’) is hereby given pursuant to the provisions of the Israeli Companies Law, 5759-1999 (hereinafter: ‘the Companies Law’), the Israeli Securities (Periodic and Immediate Reports) Regulations, 5730-1970 (hereinafter: ‘the Reports Regulations’), the Israeli Securities (Private Placement of Securities in a Listed Company) Regulations, 5760-2000 (hereinafter: ‘the Placement Regulations’), the Israeli Securities (Transaction between a Company and its Controlling Owner) Regulations, 5761-2001 (hereinafter: ‘the Transaction with Controlling Owner Regulations’), the Israeli Companies (Notice of a General Meeting and Class Meeting in a Public Company) Regulations, 5760-2000, the Companies (Written Voting and Position Papers) Regulations, 5766-2005, and the Israeli Companies (Proof of Ownership of a Share for the Purpose of Voting at the General Meeting) Regulations, 5760-2000, regarding the convening of an annual and special general meeting of the shareholders of the company that will take place on Monday, July 17, 2017, at 3:00 p.m. Israel Time, at the offices of the company’s legal advisers, Eitan Mehulal & Sadot, Law Offices, at 10 Abba Eban Boulevard, Ackerstein Towers, Building C (floor 7), Herzliya.

Part 1

1.	The matters on the agenda of the meeting and a summary of the proposed resolutions

1.1	Presentation of the audited financial statements of the company, the report of the Board of Directors of the company and the annual periodic report for the year ending on December 31, 2016 (hereinafter: ‘the Annual Report for 2016’).

1.2	Extending the term of office of the firm of the company’s independent auditors until the end of the next annual general meeting of the company, and determining its remuneration.

For details of the remuneration that was paid for 2016 to the firm of the company’s independent auditors, see section 8.3 in chapter 2 (Report of the Board of Directors) of the Annual Report for 2016, which was published on March 30, 2017, ref. no. 2017-01-034620, which is incorporated in this report by way of reference.

Proposed resolution:

To approve the extension of the term of office of the firm of Brightman, Almagor, Zohar & Co., as the firm of independent auditors of the company until the end of the next annual general meeting of the company, and to authorize the Board of Directors of the company to determine its remuneration.

1.3	Amendment of the company’s remuneration policy.

For details regarding the proposed changes to the company’s remuneration policy and the reasons underlying them, see sections 3.1-3.2 below.

The proposed resolution:

To approve the company’s remuneration policy, in the form attached hereto as Annex A of this report.

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1.4	Appointment of Mrs. Vered Raz-Avayo as a director of the company

The following are details of the candidate for office, as required pursuant to regulations 26 and 36B(a)(10) of the Reports Regulations:

Name of the candidate for the office of director	Vered Raz-Avayo
Identity number	024810103
Date of birth	January 22, 1970
Address for service of legal documents	14 Oppenheimer Street, Tel-Aviv 6939514
Nationality	Israeli
Membership of a committee or committees of the Board of Directors	No
Independent director or external director	No
Employee of the company, a subsidiary of the company, an affiliate of the company or of an interested party in it	No
Date of commencement of the term of office	The date of the general meeting’s approval
Education	Certified public accountant, bachelor’s degree in business administration, primary specialty in accounting, secondary specialty in finance, the College of Administration; practical master’s degree (M.F.A.) in cinema and scriptwriting, Tel-Aviv University
Employment in the last five years	Business strategy and innovation consultant, financial consulting and support
Additional companies in which the candidate holds office as a director	Safety Group Ltd. (external director); Tamda Ltd. (external director); Africa Israel Residences Ltd. (external director); Naaman Group (N.V.) Ltd. (independent director)
Family member of another interested party in the company	No
Professional qualification / accounting and financial expertise	Accounting and financial expertise

A declaration of Mrs. Vered Raz-Avayo that she satisfies the conditions required for holding office as a director of the company pursuant to section 222B of the Companies Law is attached as Annex B of this report.

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On June 5, 2017, the Board of Directors of the company confirmed the classification of Mrs. Raz-Avayo as having accounting and financial expertise pursuant to the Israeli Companies (Conditions and Criteria for a Director with Accounting and Financial Expertise and for a Director with a Professional Qualification) Regulations, 5766-2005.

Subject to the approval of Mrs. Raz-Avayo’s appointment as director of the company by the general meeting that is being convened pursuant to this report, and subject to the amendment of the company’s remuneration policy as stated in section 1.3 above, Mrs. Raz-Avayo shall be entitled to participation remuneration and annual remuneration in the amount determined in the Second and Third Schedules of the Israeli Companies (Rules regarding Remuneration and Expenses for an External Director) Regulations, 5760-2000 (hereinafter: ‘the Remuneration Regulations’). Moreover, Mrs. Raz-Avayo will be included within the framework of an insurance policy for the company’s directors and officers, which will be in force from time to time, and she shall also be given a letter of indemnification and release as customary in the company (for the wording of the letter of indemnification and release, see Annex C of the report convening a general meeting of the shareholders of the company of April 14, 2016, ref. no. 2016-01-048862 (hereinafter: ‘the customary letter of indemnification’)).

The proposed resolution:

To appoint Mrs. Vered Raz-Avayo as a director of the company, in accordance with the Articles of Association of the company.

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1.5	Appointment of Mr. Daniel Avidan as an external director of the company

The following are details of the candidate for office, as required pursuant to regulations 26 and 36B(a)(10) of the Reports Regulations:

Name of the candidate for the office of director	Daniel Avidan
Identity number	057742405
Date of birth	June 19, 1962
Address for service of legal documents	5/3 Kipodan Street, Modiin
Nationality	Israeli
Membership of a committee or committees of the Board of Directors	Audit and Remuneration Committee, Financial Statements Examination Committee
Independent director or external director	External director
Employee of the company, a subsidiary of the company, an affiliate of the company or of an interested party in it	No
Date of commencement of the term of office	Date of the approval of the general meeting
Education	BA in economics, the Hebrew University of Jerusalem
Employment in the last five years	CEO, A.S.R.R. Capital Ltd.; head of the Strategic Purchasing Department, Meuhedet Health Fund; CEO, Adumim A.D. Holdings Ltd.
Additional companies in which the candidate holds office as a director	No
Family member of another interested party in the company	No
Professional qualification / accounting and financial expertise	Accounting and financial expertise

A declaration of Mr. Daniel Avidan that he satisfies the conditions required for holding office as an external director of the company pursuant to sections 222B(a) and 241 of the Companies Law is attached as Annex C of this report.

On June 5, 2017, the Board of Directors of the company confirmed the classification of Mr. Avidan as having accounting and financial expertise pursuant to the Israeli Companies (Conditions and Criteria for a Director with Accounting and Financial Expertise and for a Director with a Professional Qualification) Regulations, 5766-2005.

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Subject to the approval of Mr. Avidan’s appointment as external director of the company by the general meeting that is being convened pursuant to this report, and subject to the amendment of the company’s remuneration policy as stated in section 1.3 above, Mr. Avidan will be entitled to participation remuneration and annual remuneration in the amount determined in the Second and Third Schedules of the Remuneration Regulations. Moreover, Mr. Avidan will be included within the framework of an insurance policy for the company’s directors and officers, which will be in force from time to time, and he shall also be given a letter of indemnification and release with the wording of the customary letter of indemnification.

The proposed resolution:

To appoint Mr. Daniel Avidan as an external director of the company for a term of office of three years, starting on the date of the meeting’s approval.

1.6	Reappointment of Mr. Zeev Levenberg as external director of the company

The second term of office of Mr. Zeev Levenberg as external director of the company is going to expire on July 6, 2017. It is proposed to reappoint Mr. Levenberg as external director of the company, for an additional term of office of three years, starting from the date of the meeting’s approval.

The candidacy of Mr. Levenberg is proposed by the Board of Directors of the company pursuant to the provisions of section 245(a1)(2) of the Companies Law.

A declaration of Mr. Levenberg that he satisfies the conditions required for holding office as an external director of the company pursuant to sections 224(a) and 241 of the Companies Law is attached as Annex D of this report.

For details regarding Mr. Levenberg as required pursuant to regulation 26 of the Reports Regulations, see section 12 in chapter 4 of the Annual Report for 2016.

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Subject to the approval of Mr. Levenberg’s appointment for an additional term of office as external director of the company, and subject to the amendment of the company’s remuneration policy as stated in section 1.3 above, Mr. Levenberg will be entitled to participation remuneration and annual remuneration in the amount determined in the Second and Third Schedules of the Remuneration Regulations. Moreover, Mr. Levenberg will be included in insurance and indemnification arrangements for the company’s directors and officers, which will be in force from time to time, and he shall also be given a letter of indemnification and release with the wording of the customary letter of indemnification.

The proposed resolution:

To reappoint Mr. Zeev Levenberg as an external director of the company for an additional (third) term of office of three years, starting on the date of the meeting’s approval.

1.7	Issuance of options for the purchase of the company’s shares to the external directors of the company, Messrs. Zeev Levenberg and Avishay Cohen, to the candidate for office as an external director of the company, Mr. Daniel Avidan, and for the candidate for holding office as a director of the company, Mrs. Vered Raz-Avayo.

The proposed resolution:

To approve the issuance of 300,000 non-tradable options of the company, which can be exercised for 300,000 ordinary shares of the company without a nominal value, for the candidate for holding office as a director of the company, Mrs. Vered Raz-Avayo (subject to her appointment as director of the company, pursuant to section 1.4 above), and subject to the amendment of the remuneration policy of the company, as stated in section 1.3 above, for each of the external directors of the company, Messrs. Zeev Levenberg (subject to his appointment for an additional term of office as external director of the company, as stated in section 1.6 above), and Avishay Cohen, and for the candidate to hold office as an external director of the company, Mr. Daniel Avidan (subject to his appointment as an external director of the company, pursuant to section 1.5 above), as stated in part 2 of this report.

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1.8	Issuance of options for the purchase of shares of the company to 12 employees of Magna – B.S.P. Ltd. (hereinafter: ‘the direct controlling owner’), who are employed by the direct controlling owner of the company

Within the framework of a merger transaction between the company, Four Eyes Autonomous Ltd. (currently Foresight Automotive Ltd.; hereinafter: ‘the subsidiary’) and Magna – B.S.P. Ltd., the direct controlling owner of the company, which is controlled by Mr. Haim Siboni (hereinafter: ‘Magna’ and ‘the merger transaction,’ as applicable) (in this regard, see the company’s reports of July 6, 2015 (ref. no. 2015-01-065742), of July 20, 2015 (ref. no, 2015-01-076638), of August 2, 2015 (ref. no. 2015-01-086652), of August 17, 2015 (ref. no. 2015-01-097911), of October 11, 2015 (ref. no. 2015-01-130935), of November 12, 2015 (ref. no. 2015-01-153594), and of December 17, 2015 (ref. no. 2015-01-183357), which are incorporated in this report by way of reference), on January 5, 2016, an agreement was signed for the provision of software development services between Magna and the subsidiary (hereinafter: ‘the agreement’).

On June 12, 2017, the Board of Directors of the company resolved, further to a discussion that it held on June 5, 2017, and further to the approval of the company’s Audit and Remuneration Committee of the same date, to recommend to the general meeting of the shareholders of the company that they approve an issuance of 970,000 options for the purchase of 970,000 ordinary shares of the company without any nominal value, to 12 employees of Magna that provide software development services to the subsidiary pursuant to the agreement.

The proposed resolution:

To issue 970,000 non-tradable options of the company, which can be exercised for 970,000 ordinary shares of the company without a nominal value, to 12 employees of Magna, the direct controlling owner of the company, as stated in part 3 of this report.

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1.9	The company entering into a liability insurance policy for directors and officers, and insurance pursuant to the terms of the policy for the company’s directors and officers, including a director or officer who is the controlling owner of the company

The proposed resolution:

To give the company approval to enter into a liability insurance policy for directors and officers of the company, and to insure, pursuant to the terms of the policy, both the directors and officers of the company that are not the controlling owner of the company or a relation thereof, and the directors and officers that are the controlling owner of the company or a relation thereof, pursuant to the terms of the proposed policy, as stated in part 3 of this report.

Part 2

2.	The details required pursuant to the Placement Regulations for item 1.7 on the agenda – issuance of options for the purchase of the company’s shares to the external directors of the company, Messrs. Zeev Levenberg and Avishay Cohen, the candidate for holding office as an external director of the company, Mr. Daniel Avidan, and the candidate for holding office as a director of the company, Mrs. Vered Raz-Avayo

2.1	Names of the offerees

The offerees are Messrs. Zeev Levenberg and Avishay Cohen, who hold office as external directors of the company, Mr. Daniel Avidan, the candidate for holding office as an external director of the company, and Mrs. Vered Raz-Avayo, the candidate for holding office as a director of the company (hereinafter jointly: ‘the offerees’).

2.2	Interested party

To the best of the company’s knowledge, none of the offerees is an interested party or will become one after the issuance that is the subject of this report.

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2.3	The terms of the securities which it is proposed to issue, their quantity and the percentage that they will constitute of the voting rights and the issued and paid-up capital of the company after the issuance, and with full dilution

2.3.1	It is proposed to approve a material private placement, according to the meaning thereof in the Placement Regulations, according to which an amount of 1,200,000 non-tradable options of the company, which can be exercised for 1,200,000 ordinary shares of the company without any nominal value (hereinafter: ‘ordinary shares’) will be issued, so that each of the offerees – Zeev Levenberg (subject to his appointment for an additional term of office as an external director of the company, as stated in section 1.6 above), Avishay Cohen (who holds office as an external director of the company), Daniel Avidan (subject to his appointment as an external director of the company, as stated in section 1.5 above) and Vered Raz-Avayo (subject to her appointment as a director of the company, as stated in section 1.4 above) – will be issued 300,000 non-tradable options of the company, which can be exercised for 300,000 ordinary shares of the company (hereinafter jointly: ‘the options’).

The issuance of the options is in accordance with the company’s amended remuneration policy and the company’s capital remuneration program (2016) and in accordance with its provisions. The options will be issued to the offerees on a capital track (with a trustee) pursuant to the provisions of section 102 of the Income Tax Ordinance [New Version], 5721-1961.

The following are details of the amount of the issued and paid-up capital of the company and the voting rights therein that will result from the exercise of the offered options:

	Number of options that will be issued to the offeree	The amount of the issued and paid-up capital and the voting rights after the issuance and assuming the exercise of the issued options	The amount of the issued and paid-up capital and the voting rights after the issuance and assuming the exercise of the issued options, with full dilution
Zeev Levenberg	300,000	0.3%	0.195%
Avishay Cohen	300,000	0.3%	0.195%
Daniel Avidan	300,000	0.3%	0.195%
Vered Raz-Avayo	300,000	0.3%	0.195%
Total	1,200,000	1.2%	0.78%

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The options may be exercised for ordinary shares of the company at an exercise price of 613 agorot per share (which is an average of the company’s share price in the thirty trading days that ended on June 11, 2017 – the last trading day before the date of the approval of the issuance by the Board of Directors of the company, including June 11, according to the company’s amended remuneration policy). The options will vest in 12 equal quarterly blocs over a period of 36 months as follows: (a) from October 1, 2016, for Messrs. Cohen and Levenberg (subject to his appointment for an additional term of office), like directors that are not external directors and are not officers in the company (it should be emphasized that the provisions of the applicable law did not allow the issuance of the options to Messrs. Cohen and Levenberg at the time that options for the purchase of the company’s shares were issued to directors that are not external directors and are not officers in the company, which was approved by the meeting of the company’s shareholders on January 26, 2017,1 because on the date of the approval of the meeting as aforesaid no external director was appointed in the company), and (b) from the date of their appointment by the general meeting, for Mr. Avidan and Mrs. Raz-Avayo. The vesting of each option is subject to the fact that on the relevant vesting date the relevant offeree shall continue to hold office as a director of the company. Each option that will vest may be exercised for a period of 36 months from the date of vesting. An option that is not exercised by the last date for vesting shall be void and shall not give the holder thereof any right.

2.3.2	The offered options may not be exercised on the effective date for the distribution of bonus shares, for an offer by way of rights, for the distribution of a dividend, for a consolidation of capital, for a split of capital or for a reduction of capital (each of the aforesaid shall be called hereinafter: ‘a company event’). If the x-date of a company event occurs before the effective date of a company event, the options may not be exercised on the aforesaid X-date.

1 For further details, see the report convening a meeting of December 22, 2016, ref. no. 2016-01-142264, and a report of the results of a meeting of January 26, 2017, ref. no. 2017-01-010368, which is incorporated in this report by way of reference.

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2.3.3	Adjustments

The offered options shall be subject to the following adjustments:

Adjustment as a result of a distribution of bonus shares. If the company will distribute bonus shares, the rights will be retained in the offered options that have not yet been exercised up to the aforesaid date, such that the number of shares deriving from the exercise of the offered option to which the offeree will be entitled upon exercising them will increase or decrease, by the number of shares of that class to which the holder of the option will be entitled as bonus shares, had he exercised the option prior to the last trading day before the ‘X-date.’ The exercise price of each option will not change as a result of an addition of shares as aforesaid.

Adjustment as a result of an issuance by way of rights. Insofar as the shareholders of the company will be offered, during the period that the right of exercise exists, by way of rights, rights to buy any securities, the number of shares deriving from the exercise shall be adjusted for the benefit component in the rights, as reflected in the ratio between the closing price of the share on the Tel-Aviv Stock Exchange Ltd. (hereinafter: ‘the Stock Exchange’) on the last trading day before the X-date and the base price of the ‘ex-rights’ share.

Adjustment for distribution of a dividend. Insofar as during the period when the exercise right exists, the company will pay a dividend to the owners of the company’s ordinary shares, the additional exercise amount determined in the option will be adjusted, starting from the effective date for the entitlement to receive the aforesaid dividend, to an additional exercise amount that is the result of multiplying the additional exercise amount in force prior to the effective date by the ratio between the opening price of the share on the Stock Exchange on the ‘ex-dividend’ date and the closing price of the share on the Stock Exchange on the last trading day before the ‘ex-dividend’ date.

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Adjustments for a split and/or consolidation of the shares. Insofar as during the period when the exercise right exists, the company will split or consolidate its shares, the number of the shares deriving from the exercise of the offered options shall increase or decrease (as applicable), when the additional exercise amount shall decrease or increase (as applicable).

Distribution in kind. Insofar as during the period when the exercise right exists, the company will distribute to its shareholders a dividend in kind (which is not cash and/or securities of the company), then the company shall give an instruction according to which upon the exercise of an offered option the holder of those options was entitled to receive a dividend in kind to which he would have been entitled had he exercised all the offered options before the distribution in kind by the company as aforesaid.

2.4	The price of the offered securities and their stock exchange price

The options are not listed.

2.5	The fair value of the securities that can be converted into or exercised for shares, stating the method and formula for calculating the value and the assumptions that formed the basis for calculating it

The fair value of each option according to this section is approx. 459 agorot. When calculating the fair value as aforesaid, the terms of the offered options stated above, the exercise price and the exercise period were taken into account, together with the following assumptions: (a) the share price on the evaluation date is 781.2 agorot (the closing price of the company’s shares on June 11, 2017); (b) the expected annual standard deviation of the price of the company’s shares used in the calculation stands at 66.97% for the period beginning on the date of issuing the options until the date of expiration of the options, based on the historic daily yield of the company’s shares; (c) the annual risk-free sheqel interest rate is approximately 0.298%, according to the lifetime of the options.

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2.6	Details of the remuneration offered to the offerees, including the issued options, which are required pursuant to the Sixth Schedule of the Reports Regulations (in thousands of NIS)

Details of the recipient of the remuneration				Remuneration* for services							Other remuneration*
Name	Position	Scope of job	Amount of holding of the corporation’s capital	Salary	Bonus*	Share-based payment	Manage-ment fees	Con-sulting fees	Com-mission	Other**	Interest	Rent	Other***	Total
Zeev Levenberg	External director	--	--	--	--	459	--	--	--	--	--	--	50	509
Avishay Cohen	External director	--	--	--	--	459	--	--	--	--	--	--	50	509
Daniel Avidan ****	Candidate for holding office as an external director	--	--	--	--	459	--	--	--	--	--	--	30	489
Vered Raz-Avayo ****	Candidate for holding office as a director	--	--	--	--	459	--	--	--	--	--	--	30	489

* Amounts of the remuneration were incorporated in terms of cost to the company

** Other – reimbursement of car and telephone expenses

*** Other – directors’ salary

**** Estimated remuneration for 2017

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2.7	The company’s capital, the quantity and percentage of the holdings of the offerees and interested parties in the company

The following are details of the holdings of the offerees and the interested parties in the company’s share capital (voting rights and capital), and the total holdings of the other shareholders of the company, before making the issuance pursuant to this report:

	Quantity and percentage of the holding of capital and voting before the issuance that is the subject of this report
Name of the holder	Number of shares without a nominal value	No. of A+B options	No. of C options	No. of D options	No. of E options	No. of F options	No. of G options	Percentage holding of capital and voting	Percentage holding of capital and voting, with full dilution
Magna – B.S.P Ltd.	35,884,116	-	-	-	-	-	-	36.43%	23.44%
Haim Siboni	-	-	-	2,000,000	-	-	-	-	1.31%
Kfir Zilberman	4,499,026	-	-	-	-	-	-	4.57%	2.94%
Eli Yoresh	-	-	-	1,794,205	-	-	-	-	1.17%
Michael Gally	-	-	-	300,000	-	-	-	-	0.20%
Shaul Gilad	-	-	-	300,000	-	-	-	-	0.20%
Ehud Aharoni	-	-	-	300,000	-	-	-	-	0.20%
Ariel Dor	-	-	-	700,000	-	-	-	-	0.46%
Doron Kohedaya	-	-	-	700,000	-	-	-	-	0.46%
Dror Elbaz	-	-	-	700,000	-	-	-	-	0.46%
Zeev Levenberg	-	-	-	-	-	-	-	-	-
Avishay Cohen	-	-	-	-	-	-	-	-	-
Daniel Avidan	-	-	-	-	-	-	-	-	-
Vered Raz-Avayo	-	-	-	-	-	-	-	-	-
The other shareholders	58,065,829	22,126,402	1,567,000	725,000	2,838,557	19,520,514	1,051,665	59%	69.16%
Total	98,48,971	22,126,402	1,567,000	7,519,205	2,838,557	19,520,514	1,051,665	100%	100%

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After the issuance and on the assumption that the offerees will convert and exercise the securities issued to them in the issuance pursuant to this report:

	Quantity and percentage of the holding of capital and voting after the issuance that is the subject of this report								Quantity and percentage of the holding of capital and voting assuming that the offerees exercise the options
Name of the holder	Number of shares without a nominal value	No. of A+B options	No. of C options	No. of D options	No. of E options	No. of F options	No. of G options	Percentage holding of capital and voting	No. of shares without a nominal value	Percentage holding of capital and voting
Magna – B.S.P Ltd.	35,884,116	-	-	-	-	-	-	36.43%	35,884,116	36%
Haim Siboni	-	-	-	2,000,000	-	-	-	-	-
Kfir Zilberman	4,499,026	-	-	-	-	-	-	4.57%	4,499,026	4.51%
Eli Yoresh	-	-	-	1,794,205	-	-	-	-	-	-
Michael Gally	-	-	-	300,000	-	-	-	-	-	-
Shaul Gilad	-	-	-	300,000	-	-	-	-	-	-
Ehud Aharoni	-	-	-	300,000	-	-	-	-	-	-
Ariel Dor	-	-	-	700,000	-	-	-	-	-	-
Doron Kohedaya	-	-	-	700,000	-	-	-	-	-	-
Dror Elbaz	-	-	-	700,000	-	-	-	-	-	-
Zeev Levenberg	-	-	-	300,000	-	-	-	-	300,000	0.3%
Avishay Cohen	-	-	-	300,000	-	-	-	-	300,000	0.3%
Daniel Avidan	-	-	-	300,000	-	-	-	-	300,000	0.3%
Vered Raz-Avayo	-	-	-	300,000	-	-	-	-	300,000	0.3%
The other share-holders	58,065,829	22,126,402	1,567,000	725,000	2,838,557	19,520,514	1,051,665	59%	59,305,829	58.29%
Total	448,971,98	22,126,402	1,567,000	8,719,205	2,838,557	19,520,514	1,051,665	100%	99,688,971	100%

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After the issuance and assuming that all the existing and offered securities that can be converted into or exercised for shares of the company will be converted and exercised:

	Quantity and percentage of the holding of capital and voting after the issuance that is the subject of this report								Quantity and percentage of the holding of capital and voting assuming that all the securities that exist in the company will be converted and exercised (with full dilution)
Name of the holder	Number of shares without a nominal value	No. of A+B options	No. of C options	No. of D options	No. of E options	No. of F options	No. of G options	Percentage holding of capital and voting	No. of shares without a nominal value	Percentage holding of capital and voting
Magna – B.S.P Ltd.	35,884,116	-	-	-	-	-	-	36.43%	35,884,116	23.25%
Haim Siboni	-	-	-	2,000,000	-	-	-	-	2,000,000	1.3%
Kfir Zilberman	4,499,026	-	-	-	-	-	-	4.57%	4,499,026	2.92%
Eli Yoresh	-	-	-	1,794,205	-	-	-	-	1,794,205	1.16%
Michael Gally	-	-	-	300,000	-	-	-	-	300,000	0.19%
Shaul Gilad	-	-	-	300,000	-	-	-	-	300,000	0.19%
Ehud Aharoni	-	-	-	300,000	-	-	-	-	300,000	0.19%
Ariel Dor	-	-	-	700,000	-	-	-	-	700,000	0.45%
Doron Kohedaya	-	-	-	700,000	-	-	-	-	700,000	0.45%
Dror Elbaz	-	-	-	700,000	-	-	-	-	700,000	0.45%
Zeev Levenberg	-	-	-	300,000	-	-	-	-	300,000	0.19%
Avishay Cohen	-	-	-	300,000	-	-	-	-	300,000	0.19%
Daniel Avidan	-	-	-	300,000	-	-	-	-	300,000	0.19%
Vered Raz-Avayo	-	-	-	300,000	-	-	-	-	300,000	0.19%
The other share-holders	58,065,829	22,126,402	1,567,000	725,000	2,838,557	19,520,514	1,051,665	59%	105,934,967	68.69%
Total	98,448,971	22,126,402	1,567,000	8,719,205	2,838,557	19,520,514	1,051,665	100%	154,312,314	100%

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2.8	Details of the consideration and the way in which it was determined

The offered options will be issued to the offerees without consideration, as a part of the terms of their office and employment in the company. The issuance of the options to the offerees was approved by the Audit and Remuneration Committee and the Board of Directors of the company, and is being submitted for the approval of the general meeting pursuant to this report.

2.9	Personal interest of a major shareholder or officer (including directors) and the nature of the personal interest

Messrs. Zeev Levenberg and Avishay Cohen, who hold office as external directors of the company, have a personal interest in the approval of the proposed resolution, since they are offerees in it. Therefore, Messrs. Zeev Levenberg and Avishay Cohen were not present at the deliberations and voting of the Board of Directors on this matter. Messrs. Zeev Levenberg and Avishay Cohen were present at the deliberations and voting of the Audit and Remuneration Committee on this matter, pursuant to the provisions of section 278 of the Companies Law.

2.10	Approvals required for making the issuance

2.10.1	Pursuant to section 273 of the Companies Law, a transaction with a director with regard to the terms of his office and employment requires the approval of the Audit and Remuneration Committee and the Board of Directors.

2.10.2	Approval of the company’s Audit and Remuneration Committee was given on June 5, 2017; approval of the Board of Directors of the company was given on June 12, 2017, further to the deliberations that it held on June 5, 2017.

2.10.3	The issuance of the options also required the approval of the general meeting, which is the subject of this report, with the majority required for this as stated in section 11 below.

2.10.4	The issuance of the options and the listing of the shares that will result from exercising the options (‘the exercise shares’) are subject to the approval of the Stock Exchange and the listing of the shares that will derive from the exercise of the options. The exercise shares will be issued for the offerees in the name of the Israel Discount Bank Registration Company Ltd., listed for trading on the Stock Exchange from the date on which they are issued, and have equal rights for all intents and purposes to the company’s ordinary shares.

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2.11	Details of agreements relating to the holding of the company’s shares to which the offerees are a party

To the best of the company’s knowledge, there are no agreements, whether in writing or oral, between the offerees and another holder of shares of the company or between the offeree and others, with respect to the purchase or sale of the company’s securities or with regard to the voting rights therein.

2.12	An impediment or restriction that will apply when carrying out transactions with the offered securities

Pursuant to the Israeli Securities Law (hereinafter: ‘the Securities Law’) and the Israeli Securities (Details for the Purpose of Sections 15A to 15 C of the Law) Regulations, 5760-2000, the restrictions stated below shall apply to a sale of the exercise shares in the course of trading on the Stock Exchange:

2.12.1	A prohibition of offering the exercise shares in the course of trading on the Stock Exchange for six months from the issuance date of the options.

2.12.2	For six quarters from the end of the aforesaid six months, each of the offerees will be entitled to offer each trading day a quantity of shares that shall not exceed the daily average of the trading volume on the Stock Exchange in the period of eight weeks that preceded the date of the offer, provided that he does not offer in one quarter a quantity of shares that exceeds one percent of the company’s issued and paid-up capital.

2.13	The date of the issuance of the options that are the subject of the private placement

The options will be issued to the offerees shortly after approval is given by the general meeting of the shares that is the subject of this report, as well as the approval of the Stock Exchange as stated in section 2.10.4 above.

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Part 3

3.	The details required pursuant to the Placement Regulations and the Transaction with a Controlling Owner Regulations with respect to items 1.3 and 1.8-1.9 on the agenda (hereinafter jointly: ‘the transaction’)

Details relating to item 1.3 on the agenda – amendment of the company’s remuneration policy

3.1	Introduction

The company’s current remuneration policy was approved by the Remuneration Committee (as it was called then) and the Board of Directors of the company on February 28, 2016, and by the general meeting of the shareholders of the company on April 17, 2016 (hereinafter: ‘the current remuneration policy’). For further details regarding the company’s current remuneration policy, see the report convening a general meeting of April 14, 2016, ref. no. 2016-01-048862, which is incorporated in this report by way of reference.

On June 17, the Board of Directors of the company, further to deliberations that it held on June 5, 2017, and further to the approval of the Audit and Remuneration Committee of the company of June 5, 2017, and subject to the approval of the meeting of the shareholders of the company that is being convened in accordance with this report, approved an amendment of the company’s remuneration policy, in the form attached to this report as Annex A (hereinafter: ‘the amended remuneration policy’), and resolved to submit for the approval of the meeting of the company’s shareholders, as required pursuant to the provisions of section 267A of the Companies Law.

3.2	Description of the main changes to the company’s remuneration policy

3.2.1	It is proposed that within the framework of the amended remuneration policy the maximum insurance cover for directors’ and officers’ liability insurance will be increased to US $50,000,000 (fifty million US dollars) per incident and in total for damages that may occur during the insurance period (hereinafter: ‘the policy’), subject to the insurance premium for each policy not exceeding a sum of US $200,000 per annum. The policy will renew each year, on similar terms and subject to approvals pursuant to every law, for additional periods of up to 18 months each time.

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3.2.2	It is proposed that within the framework of the amended remuneration policy the company will be entitled to grant capital variable remuneration also to external and independent directors, as well as to its other officers, including directors.

3.2.3	It is proposed that within the framework of the amended remuneration policy it will be clarified that the external directors and directors that are not external directors will be entitled to annual remuneration and participation remuneration in accordance with the provisions of the Remuneration Regulations, and in any case this remuneration shall not exceed the ‘maximum amount’ permitted pursuant to the Remuneration Regulations, according to the relevant level of the company’s capital.

3.2.4	It is proposed that within the framework of the amended remuneration policy the provision regarding the exercise price of the options given to officers in the company will be changed in such a way that the exercise price of the options, insofar as any will be given, shall not be less than the company’s average share price in the last thirty trading days before the adoption of a resolution of the Board of Directors of the company to grant options to the officer.

For the reasons of the Audit and Remuneration Committee and the Board of Directors of the company for approving the aforesaid amendment, see section 8.1 below.

3.2.5	Should the amended remuneration policy not be approved by the general meeting of the company’s shareholders, the company’s current remuneration policy shall continue to apply, until three years have passed from the date it was approved by the general meeting of the company’s shareholders. However, the Board of Directors of the company shall be entitled to approve the amended remuneration policy even if the general meeting opposes its approval, insofar as the Remuneration Committee, and thereafter the Board of Directors, will resolve, on the basis of details reasons and after they reconsider the amended remuneration policy, that approval of the amended remuneration policy, despite the opposition of the general meeting, is in the best interests of the company, pursuant to section 267A(c) of the Companies Law.

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Details relating to item 1.8 on the agenda – the issuance of options for the purchase of the company’s shares to 12 employees of Magna – B.S.P. Ltd., who are employed by the direct controlling owner in the company

3.3	The terms of the securities that it is proposed to issue, their quantity and the percentage that they will constitute of the voting rights and the issued and paid-up capital of the company after the issuance, and with full dilution

It is proposed to approve a private placement that is not material, according to the meaning thereof in the Placement Regulations, according to which 970,000 non-tradable options of the company, which can be exercised for 970,000 ordinary shares of the company without a nominal value will be issued to 12 employees of Magna, the direct controlling owner of the company, who provide a subsidiary software development services (hereinafter in this section: ‘the options,’ ‘ordinary shares’ and ‘the offerees,’ respectively), at an exercise price of 357 agorot per share (which is the average of the company’s share price from January 1, 2017, to June 11, 2017, the last trading day before the date of approval of the issuance by the Board of Directors of the company (after the approval of the company’s Audit and Remuneration Committee on June 5, 2017), including June 11), in accordance with the following details. The options will vest in twelve equal monthly blocs, starting from January 1, 2017, and over a period of 36 months thereafter. The vesting of each option is subject to each offeree continuing to be employed by Magna and to provide to the company and/or a subsidiary software development services on the relevant vesting date. Each option that will vest may be exercised during a period of 36 months from its date of vesting. An option that will not be exercised by the last vesting date shall be void and shall not grant the offeree any right.

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For further details regarding the terms of the options, see sections 2.3.2-2.3.3 above.

Name of the offeree	Number of options that will be issued to the offeree	Percentage of the issued and paid-up capital and of the voting rights after the issuance, assuming that the offered options are exercised	Percentage of the issued and paid-up capital and of the voting rights after the issuance, assuming that the offered options are exercised, with full dilution
Tzruya Levy	150,000	0.15%	0.1%
Dimitri Skin	150,000	0.15%	0.1%
Moshe Balitzky	100,000	0.1%	0.07%
Elvina Brofeld	50,000	0.05%	0.03%
Sevetlana Wackstein	50,000	0.05%	0.03%
Yiftach Grossbirt	100,000	0.1%	0.07%
Yehoshua Sharon	100,000	0.1%	0.07%
Liran Ben-Harush	50,000	0.05%	0.03%
Igor Spitz	70,000	0.07%	0.05%
Gideon Rosen	50,000	0.05%	0.03%
Paskal Ben-Shaanan	50,000	0.05%	0.03%
Rachel Harush	50,000	0.05%	0.03%
Total	970,000	0.98%	0.63%

3.4	The price of the offered securities and their price on the Stock Exchange

The options are not listed.

3.5	The consideration and the way in which it was determined

The options will be issued to the offerees for no consideration, in order to motivate them to continue to work in order to improve the company’s technology and increase its value.

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3.6	Impediment or restriction that will apply when carrying out transactions with the offered securities

See section 2.12 above.

3.7	The issuance of the options in this offer that is not material is subject to approval of the Stock Exchange and the listing of the shares that will derive from the exercise of the options. The exercise shares will be issued for the offerees in the name of the Israel Discount Bank Registration Company Ltd., listed for trading on the Stock Exchange from the date on which they are issued, and have equal rights for all intents and purposes to the company’s ordinary shares without a nominal value in the company’s capital.

3.8	Details of the remuneration pursuant to the Sixth Schedule of the Reports Regulations (in thousands of NIS) (the cost of the remuneration in 2016 and the cost of the estimated remuneration in 2017)

Details of the recipient of the remuneration				Remuneration* for services							Other remuneration*
Name	Position	Scope of job	Amount of holding of the corporation’s capital	Salary	Bonus*	Share-based payment	Manage-ment fees	Con-sulting fees	Com-mission	Other**	Interest	Rent	Other ***	Total
Magna – B.S.P. Ltd. 2016	Provision of software development services	--	49.11%	--	--	--	--	2,257	--	--	--	--	--	2,257
Magna – B.S.P. Ltd. 2017	Provision of software development services	--	36.43%	--	--	--	--	2,400	--	--	--	--	--	2,400

* Amounts of the remuneration were incorporated in terms of cost to the company

** Other – reimbursement of car and telephone expenses

*** Other – directors’ salary

As stated above, as a part of the merger transaction, on January 5, 2016, an agreement was signed for the provision of software development services between Magna and the subsidiary, in which Magna provides the subsidiary, through workers employed by it, software development services in the field of car safety (hereinafter: ‘the agreement’). The agreement was approved by the general meeting of the company’s shareholders on December 22, 2015, for a period of twelve months, and the subsidiary was given an option to extend it for two additional periods of 12 months each. The subsidiary exercised the first option pursuant to the agreement, and it was extended until January 5, 2018. It should be clarified that as approved by the general meeting, the subsidiary pays Magna consideration for the development services that was calculated on the basis of the costs of Magna’s employees, the full-time or part-time job of each of the employees of Magna and the scope of their job and additional parameters, subject to the monthly consideration not exceeding the amount of NIS 200 thousand plus VAT according to law. For additional details regarding the agreement, see the report convening a general meeting of December 17, 2015, ref. no. 2015-01-183357, which is incorporated in this report by way of reference.

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For the reasons of the Audit and Remuneration Committee and the Board of Directors of the company for approving the aforesaid issuance, see section 8.2 below.

Details relating to item 1.9 on the agenda – the company entering into a liability insurance policy for directors and officers, and insurance pursuant to the terms of the policy of directors and officers in the company, including a director and officer who is the controlling owner of the company

3.9	As a part of its preparations to complete a process of listing its shares on the NASDAQ stock exchange in the United States,[2] the company wishes to update the terms of the liability insurance policy for directors and officers of the company in order to give the directors and officers of the company appropriate protection in view of the risks and exposures involved in such listing and as customary in companies that are listed for trading in the United States.

3.10	Accordingly, on June 12, 2017, the Board of Directors of the company resolved, further to deliberations that it held on June 5, 2017, and further to the approval of the company’s Audit and Remuneration Committee of June 5, 2017, and subject to the approval of the company’s general meeting that is being convened by this report, to approve the company entering into a liability insurance policy for directors and officers (hereinafter: ‘the policy’) and insuring all the directors and officers in the company, including directors and officers that are the controlling owner in the company and/or a relation thereof, pursuant to the terms of the aforesaid policy, and resolved to submit it for approval of a meeting of the company’s shareholders, as required pursuant to the provisions of section 270(4) of the Companies Law.

2 For further details on this matter, see the company’s reports of May 14, 2017, June 4, 2017 and June 8, 2017, ref. nos. 2017-01-048267, 2017-01-056562 and 2017-01-058398, which are incorporated in this report by way of reference.

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3.11	The policy is for a period of a year, starting from the date of listing the company’s shares for trading on NASDAQ (hereinafter: ‘the insurance period’), through a consortium of international insurers.

The main terms of the policy are: the liability limits are US $30 million per claim and cumulatively, including reasonable legal expenses; a deductible in a sum of US $200 thousand, for each claim on the subject of securities (as defined in the policy) in the United States or Canada; a deductible in a sum of US $35 thousand, for each claim on the subject of securities (as defined in the policy) outside the United States or Canada; and a deductible in a sum of US $15 thousand, for any other claim; the insurance premium for the policy for the insurance period is a sum of US $88 thousand per annum.

The aforesaid policy shall include the directors and officers holding office in the company, including the controlling owner of the company, Mr. Haim Siboni, as well as those that will hold office in the company from time to time.

For the reasons of the Audit and Remuneration Committee and the Board of Directors of the company for approving the policy, see section 8.3 below.

4.	The name of the controlling owner who has a personal interest in the transactions

To the best of the company’s knowledge, Mr. Haim Siboni, who holds office in the company as CEO and director, is the controlling owner of the company by virtue of his being the controlling owner of Magna – B.S.P. Ltd., the direct controlling owner of the company, which holds 35,884,116 ordinary shares of the company, which constitute, as of the date of publishing this report, approximately 36.43% of the issued and paid-up capital of the company and the voting rights in it (without dilution, and approximately 23.44% with full dilution).

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5.	The nature of the controlling owner’s personal interest

The controlling owner of the company, Mr. Haim Siboni, is regarded as having a personal interest in the approval of items 1.3 and 1.9 on the agenda, because of the fact that these relate to the terms of his employment as CEO and director of the company.

Moreover, Magna, the direct controlling owner of the company, and Mr. Haim Siboni, the controlling owner of the company through Magna, are regarded as having a personal interest in the approval of item 1.8 on the agenda, since it is proposed to issuance options to employees of Magna.

6.	Required approvals and conditions precedent

6.1	Pursuant to sections 270(4) and 275(a) of the Companies Law, an exceptional transaction of a public company with its controlling owner or an exceptional transaction of a public company with another person in which the controlling owner has a personal interest, including a private placement in which the controlling owner has a personal interest, requires approval of the Remuneration Committee and the Board of Directors.

6.2	Moreover, pursuant to section 273 of the Companies Law, a transaction with a director with regard to his terms of office and employment requires approval of the Remuneration Committee and the Board of Directors.

6.3	The transactions stated in items 1.3 and 1.7-1.9 on the agenda were approved by the Audit and Remuneration Committee on June 5, 2017, and by the Board of Directors of the company on June 12, 2017, further to deliberations that it held on June 5, 2017.

6.4	The transactions stated in items 1.3 and 1.7-1.9 also require approval of the general meeting that is the subject of this report, with the majority required for this as stated in section 11 below.

6.5	The issue of the options to the offerees as stated in items 1.7-1.8 on the agenda is subject to the approval of the Stock Exchange for listing the shares that will derive from the exercise of the options (hereinafter: ‘the exercise shares’). Insofar as they will be issued, the exercise shares will be issued for the offerees in the name of the Israel Discount Bank Registration Company Ltd., will be listed on the Stock Exchange as of the date of their issuance, and will have equal rights for all intents and purposes to the ordinary shares of the company.

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7.	Details of agreements to which the offerees are parties with respect to holdings of the company’s shares and details of similar transactions between the company and the controlling owner in the last two years or that are still in force

7.1	To the best of the company’s knowledge, there are no agreements, whether in writing or orally, between the offerees and any other holder of shares in the company or between the offerees and others, with regard to the purchase or sale of securities of the company or with regard to voting rights in it.

7.2	On December 22, 2015, the general meeting of the company’s shareholders approved, with a special majority, a services agreement (hereinafter in this section: ‘the agreement’), according to which Magna provides the subsidiary with research and development services. For the development services, the subsidiary pays Magna consideration which is calculated in accordance with the costs of Magna’s employees, the full-time or part-time nature of the job of each one of Magna’s employees and the scope of their job and additional parameters, subject to the monthly consideration not exceeding the sum of NIS 200 thousand plus VAT according to law. For additional details regarding the terms of the agreement, see a report convening a general meeting of December 17, 2015, ref. no. 2015-01-183405, which is incorporated in this report by way of reference.

7.3	On March 29, 2016, the Board of Directors of the company approved, after approval was given by the Remuneration Committee of the company, a transaction of the company with Mrs. Sivan Siboni Scharf, Adv., the daughter of the controlling owner of the company, Mr. Haim Siboni, with validity from January 5, 2016, regarding her employment in the company in the position of inhouse legal adviser, manager of human resources and administrative manager. The transaction was approved pursuant to regulation 1B(4) of the Israeli Companies (Concessions in Transactions with an Interested Party) Regulations, 5760-2000, and does not require approval of a general meeting of the company’s shareholders. For further details see the immediate report of March 30, 2016, ref. no. 2016-01-019206, which is incorporated in this report by way of reference.

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7.4	On April 17, 2016, the general meeting of the company’s shareholders approved, inter alia: (a) an amendment to the company’s remuneration policy; (b) an amendment to the wording of the letter of indemnification to the directors and other officers that will hold office in the company from time to time and the giving of letters of indemnification with the amended wording to the directors and other officers holding office in the company, including Mr. Haim Siboni; (c) the company entering into a liability insurance policy for directors and officers, and insurance pursuant to the terms of the policy for directors and officers in the company, including Mr. Haim Siboni. For further details, see the report convening a meeting of April 14, 2016, and the report of the results of the meeting of April 17, 2016, ref. nos. 2016-01-048862 and 2016-01-050320, respectively, which are incorporated in this report by way of reference.

7.5	On April 27, 2017, the general meeting of the company’s shareholders approved, inter alia: (a) an issuance of options for the purchase of the company’s shares to the CEO of the company, Mr. Haim Siboni, who is also the controlling owner and a director of the company; (b) a payment of a lump-sum bonus to Mr. Haim Siboni, who is the controlling owner and a director of the company; (c) the issuance of options for the purchase of shares of the company to an employee of the company, Mrs. Sivan Siboni Scharf, who is the daughter of the controlling owner of the company. For further details, see the report convening a meeting of March 23, 2017, and the report of the results of the meeting of April 27, 2017, ref. nos. 2017-01-029148 and 2017-01-043743, respectively, which are incorporated in this report by way of reference.

8.	Summary of the reasons of the Remuneration Committee and the Board of Directors of the company for approving the transactions (items 1.3, 1.8-1.9 on the agenda)

8.1	Amendment of the company’s remuneration policy (item 1.3 on the agenda)

The Remuneration Committee and the Board of Directors of the company found that an amendment of the company’s remuneration policy is in the best interests of the company, inter alia, for the following reasons:

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The Audit and Remuneration Committee and the Board of Directors examined at their meetings all the considerations relating to the approval of the amendment to the remuneration policy, including, but not only, the matters that need to be considered pursuant to Amendment 20 of the Companies Law.

The amended remuneration policy was determined, inter alia, in order to advance the company’s purposes, its work program and its policy from a long-term viewpoint; the company’s needs to recruit, motivate and retain talented, experienced and high-quality administrative manpower, with considerable seniority in the field, that is capable of contributing to the company and maximizing its profits; in order to create proper incentives for the company’s officers, taking into account, inter alia, the company’s risk management; an examination of the terms of office and employment of officers in the company, in comparison to accepted terms of office and employment in the market in similar companies.

With regard to the proposed update of the amount of the insurance cover for the liability of directors and officers, the Audit and Remuneration Committee and the Board of Directors determined that (a) it is required in view of the expected change in the scope of the company’s operations and the exposure and risks deriving from the expected listing of its shares on the NASDAQ Stock Exchange in the United States,3 and (b) it will ensure proper flexibility for the company and an ability to buy appropriate insurance cover that will allow the directors and officers of the company to act freely and independently in the best interests of the company after the listing in the United States as stated above, in view of the great responsibility imposed on them by virtue of their positions according to the laws that will apply.

3 See note 2 above.

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With regard to the proposed update of the exercise price of the options for the purchase of the company’s shares, which will be issued, if at all, to the company’s directors and officers, the Audit and Remuneration Committee and the Board of Directors determined that the aforesaid update is intended to provide a solution to the considerable fluctuations of the company’s share price on the Stock Exchange and to ensure the determination of an appropriate exercise price that is not affected by pinpoint events.

With regard to updates relating to the directors’ remuneration, including capital remuneration for external directors, the Audit and Remuneration Committee determined that they were mainly intended to clarify the provisions of the existing remuneration policy and to provide a solution to the need for the remuneration terms offered to the directors in the company to be attractive (both for those holding office and for those who may be candidates for such office in the future), all of which while taking into account what is customary in companies that are regarded as comparable to the company.

In view of all the aforesaid, the Audit and Remuneration Committee and the Board of Directors of the company found that the amendment to the company’s remuneration policy is in the best interests of the company and they resolved to recommend to the general meeting of the company’s shareholders that is being convened pursuant to this report to approve the amended remuneration policy.

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8.2	Issuance of options for the purchase of the company’s shares to 12 employees of Magna – B.S.P. Ltd., who are employed by the direct controlling owner of the company (item 1.8 on the agenda)

The Remuneration Committee and the Board of Directors of the company found that the issuance of the offered options to the offerees is in the best interests of the company, inter alia, for the following reasons: (a) the company’s desire to motivate the offerees to continue to work to improve the company’s technology and increase its value; (b) their considerable and ongoing contribution in the last year to the accelerated development of the company’s technology and products and a significant shortening of planned timetables; (c) the fact that the offerees are an important factor in the continued advancement of the company’s technology, in view of their expected contribution to achieving the company’s targets; (d) as senior employees of Magna that have participated in the development of the company’s technology base that was transferred to the subsidiary within the framework of the merger transaction, the offerees have a thorough, close and direct knowledge of this technology and they continue to contribute to its development; (e) the issuance of the options to the offerees will increase their interest in the company’s success, the results of its long-term business operations and the advancement and development of its technology; (f) the offerees made a significant contribution to the development of the company’s technology since the beginning of the company’s operations in their current format, but no options for the purchase of the company’s shares were issued to them in view of the many private placements that the company made since the date of completing the merger transaction and the restrictions that section 15A(a)(1) of the Securities Law, 5728-1968, imposes with respect to the maximum number of offerees; (g) the exercise price of the options that it is proposed to issue to the offerees was determined on the basis of an objective indicator – the average price of the company’s shares from January 1, 2017, until June 11, 2017 (the last trading day before the date of making the resolution on the matter). This indicator was intended to neutralize the relative fluctuations in the company’s share price in the recent past, and to minimize the harm to the offerees, who as aforesaid have provided software development services to the company since the beginning of the company’s operations in its current format; (h) the division of the options between the offerees (according to their positions), the vesting period of the options and the manner of spreading them out (three years, in equal quarterly blocs, starting on January 1, 2017), and the fact that they are conditional upon the continued employment of each of the offerees by Magna and the provision of software development services to the company and/or the subsidiary, are identical to the conditions that exist in the company with respect to the issuance of options to employees and service providers of the company, and they were intended to create an interest in the continuation of the contractual relationship for a relatively long period; (i) the issuance does not include a distribution, according to the definition thereof in the Companies Law.

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8.3	The company entering a liability insurance policy for directors and officers, and insurance in accordance with the terms of the policy for directors and officers in the company, including a director and officer who is the controlling owner of the company (item 1.9 on the agenda)

The Remuneration Committee and the Board of Directors of the company found that the company entering into a liability insurance policy for directors and officers is in the best interests of the company, inter alia, for the following reasons: (a) liability insurance for directors and officers is required for the company’s operations in order to allow the officers and directors to act freely in the company’s interest, in view of the risk involved in the activity of the officers in the fields of the company’s operations, their scope and the fact that it is a public company, whose shares are expected to be listed also on the NASDAQ stock exchange in the United States;4 (b) liability insurance for the directors and officers is customary and widespread in public companies and the amount of the insurance proposed does not exceed what is customary in the circumstances of the case (companies whose securities are listed in the United States); (c) in view of the amount of the insurance cover, the expected change in the scope of the company’s operations and the geographic deployment of the company, the insurance premiums are reasonable and acceptable for insurance policies of the type under consideration; (d) the transaction does not include a distribution, according to the definition thereof in the Companies Law; (e) the transaction to insure the liability of directors and officers is consistent with the company’s amended remuneration policy.

9.	The name of each director that has a personal interest in the transactions and the nature of that interest

9.1	Mr. Haim Siboni, the controlling owner of the company who holds office as CEO and a director of the company, has a personal interest in the approval of item 1.8 on the meeting’s agenda, since he is, to the best of the company’s knowledge, the controlling owner of Magna, to whose employees it is proposed to issue the options. Therefore, Mr. Siboni was not present at the deliberations and voting of the Board of Directors on this matter.

9.2	All the directors in the company are regarded as having a personal interest in the approval of the transactions stated in resolutions 1.3 and 1.9, because of the fact that these relate to the terms of their office and employment in the company.

4 In this regard, see note 2 above.

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9.3	The external directors, Messrs. Cohen and Levenberg, have a personal interest in the approval of item 1.7 on the agenda, since they are offerees of the options. Therefore, Messrs. Cohen and Levenberg were not present at and did not participate in the deliberations and voting of the Board of Directors on this matter, but they were present at and did participate in the deliberations and voting of the Audit and Remuneration Committee, pursuant to the provisions of section 278 of the Companies Law.

10.	The names of the directors who participated in the deliberations of the Board of Directors and the Audit and Remuneration Committee with regard to the approval of the transactions (items 1.3 and 1.8-1.9 on the agenda)

10.1	The names of the directors that participated in the deliberations of the Board of Directors regarding the approval of the transactions on June 5, 2017: Mr. Haim Siboni (except for decision 1.8 on the agenda), Mr. Eli Yoresh, Mr. Michael Gally, Mr. Shaul Gilad, Mr. Zeev Levenberg (external director) and Mr. Ehud Aharoni.

10.2	The names of the directors that participated in the deliberations of the Board of Directors regarding the approval of the transactions on June 12, 2017: Mr. Haim Siboni (except for decision 1.8 on the agenda), Mr. Eli Yoresh, Mr. Michael Gally, Mr. Shaul Gilad and Mr. Ehud Aharoni.

10.3	The names of the directors that participated in the deliberations of the Remuneration Committee regarding the approval of the transactions on June 5, 2017: Mr. Avishay Cohen (external director), Mr. Zeev Levenberg (external director) and Mr. Ehud Aharoni.

11.	The required majority

11.1	The majority required for approval of the item on the agenda as stated in sections 1.2 and 1.4 above is a majority of the votes of the shareholders that are entitled to take part in the meeting and that took part in the voting.

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11.2	The majority required for approval of the item on the agenda as stated in section 1.3 above, pursuant to the provisions of section 267A(b) of the Companies Law, is a majority of the votes of the shareholders that are entitled to take part in the meeting and that took part in the voting, provided that one of the following is satisfied:

11.2.1	The majority vote at the general meeting includes a majority of all the votes of the shareholders who are not controlling owners of the company or parties with a personal interest in the approval of the remuneration policy, who took part in the vote; when counting all the votes of the aforesaid shareholders, the votes of abstainers will not be taken into account; someone who has a personal interest shall be subject to the provisions of section 276, mutatis mutandis;

11.2.2	The number of votes against from among the shareholders stated in section 11.2.1 did not exceed two percent of all the voting rights in the company.

11.3	The majority required for approval of the item on the agenda as stated in sections 1.5 to 1.6 above is as provided in sections 245(a1)(2) and 239(b) of the Companies Law, namely, a majority of the votes of the shareholders that are present at the meeting, entitled to take part in the voting and that voted thereat, provided that one of the following is satisfied:

11.3.1	The majority vote at the general meeting includes a majority of all the votes of the shareholders who are not controlling owners of the company or parties with a personal interest in the approval of the appointment, other than a personal interest that is not a result of his connections with the controlling owner, who took part in the vote; when counting all the votes of the aforesaid shareholders, the votes of abstainers will not be taken into account; someone who has a personal interest shall be subject to the provisions of section 276 of the Companies Law, mutatis mutandis;

11.3.2	The number of votes against from among the shareholders stated in section 11.3.1 above did not exceed two percent of all the voting rights in the company.

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11.4	The majority required for approval of the item on the agenda as stated in section 1.7 above is in accordance with the provisions of section 273(a) of the Companies Law, namely a majority of the votes of the shareholders that are entitled to take part in the meeting and that take part in the voting.

11.5	The majority required for approval of the items on the agenda as stated in sections 1.8 and 1.9 above is in accordance with the provisions of section 275(a)(3) of the Companies Law, namely a majority of the votes of the shareholders that are entitled to take part in the meeting and that take part in the voting, provided that one of the following is satisfied:

11.5.1	The majority vote at the general meeting includes a majority of all the votes of the shareholders who do not have a personal interest in the approval of the transaction, who took part in the vote; when counting all the votes of the aforesaid shareholders, the votes of abstainers will not be taken into account;

11.5.2	The number of votes against from among the shareholders stated in section 11.5.1 above did not exceed two percent of all the voting rights in the company.

11.6	With regard to the item on the agenda as stated in section 1.3 above, it should be stated that according to the provisions of section 267A(c) of the Companies Law, the Remuneration Committee and subsequently the Board of Directors of the company are entitled to approve the amended remuneration policy even if the general meeting will oppose its approval, insofar as the Remuneration Committee and subsequently the Board of Directors will decide, on the basis of detailed reasons and after reconsidering the amended remuneration policy, that approval of the amended remuneration policy, despite the opposition of the general meeting, is in the best interests of the company.

12.	The date for determining the entitlement of the shareholders to vote at the meeting

The date for determining the entitlement of the shareholders to vote at the general meeting, pursuant to section 182(b) of the Companies Law and regulation 3 of the Companies (Written Voting and Position Papers) Regulations, 5766-2005 (hereinafter: ‘the Voting Regulations’) is Monday, June 12, 2017, at the end of the trading day on the Stock Exchange (hereinafter: ‘the effective date’).

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The quantity of the shares that constitutes 5% of the total voting rights in the company, as of the date of publishing the convening of the meeting, is 4,924,448 ordinary shares of the company.

The quantity of the shares that constitutes 5% of the total voting rights in the company that are not held by the controlling owner, as of the date of publishing the convening of the meeting, is 3,130,242 ordinary shares of the company.

13.	The manner of voting

Anyone who will be a shareholder of the company on the effective date, whether the shares are registered in his name or whether he holds them through a stockbroker, may take part and vote at the aforesaid meeting in person or by proxy, and in the case of a corporation, by a person who has been authorized as stated below. A document appointing a proxy (hereinafter: ‘the proxy form’) shall be in writing and shall be signed by the appointer or the person authorized to do so, and if the appointer is a corporation, the proxy form shall be signed in the manner that binds the corporation, and it shall be accompanied by a confirmation of an attorney regarding the power of the signatories to bind the corporation. The proxy form, together with a certificate of ownership according to law for the shares by virtue of which the power of attorney is given, to the satisfaction of the company’s legal advisers or whoever is authorized for this purpose by the Board of Directors, shall be delivered at the offices of the company’s legal advisers, Eitan, Mehulal and Sadot, Law Offices, at 10 Abba Eban Boulevard, Ackerstein Towers, building C (floor 7), Herzliya, at least 48 hours before the start of the meeting or the deferred meeting, as applicable.

An unregistered shareholder shall be entitled to take part in the general meeting only if he delivers to the company, before the general meeting, an original certificate from the stockbroker with whom his right to a share is registered, regarding his ownership of the company’s shares on the effective date, in accordance with the form in the Schedule to the Companies (Proof of Ownership of a Share for the Purpose of Voting at a General Meeting) Regulations, 5760-2000 (hereinafter: ‘the ownership certificate’), or alternative if he sends an ownership certificate to the company by means of the electronic voting system. An unregistered shareholder is entitled to receive the ownership certificate from the stockbroker through whom he holds his shares, at the branch of the stockbroker or by mail to his address in return for postage only, if he so requested, provided that a request for this purpose shall be given in advance for a specific securities account. Moreover, an unregistered shareholder may give instructions that his ownership certificate shall be sent to the company by means of the electronic voting system.

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14.	Voting by means of voting forms and position papers

A shareholder is entitled to vote at the general meeting with respect to approval of the resolutions on the agenda of the meeting stated in section 1 above by means of a voting form as stated below (hereinafter: ‘voting form’). A shareholder may also express his position on the aforesaid item by means of position papers.

Written voting shall be effected by means of the second part of the voting form, in which the shareholder shall state the manner of his vote with regard to the resolutions on the agenda. The voting form shall be valid only if it is accompanied by an ownership certificate for the share, if the shareholder is not registered (according to the meaning thereof pursuant to section 177(1) of the Companies Law), or a photocopy of an identity card, passport or certificate of incorporation, if the shareholder is registered in the company’s books. The voting form and the aforesaid certificates should be delivered to the offices of the company’s legal advisers, Eitan Mehulal & Sadot, Law Offices, at 10 Abba Eban Boulevard, Ackerstein Towers, Building C (floor 7), Herzliya, up to four hours before the time of convening the meeting. For this purpose, the time of delivery is the time when the voting form and the documents attached thereto were received at the offices of the company’s legal advisers as stated above. Insofar as voting form in which shareholders stated the manner of their vote reached the company by the last time determined for this as stated above, this shall be regarded as the attendance of the aforesaid shareholders at the meeting for the purpose of examining the quorum for convening it.

The last date for delivering position papers to the company is July 7, 2017.

The last date for delivering the response of the Board of Directors to the position papers is July 12, 2017.

The last time for delivering voting forms to the company is Monday, July 17, 2017, at 11:00 a.m. Israel Time.

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The wording of the voting form and the position papers, insofar as there will be any, can be found on the distribution site of the Israel Securities Authority http://www.magna.isa.gov.il (hereinafter: ‘the distribution site’) and on the site of the Tel-Aviv Stock Exchange Ltd. http://maya.tase.co.il (hereinafter: ‘the Stock Exchange’s site’).

A shareholder may contact the company directly and receive from it the wording of the voting form and the position papers. An unregistered shareholder may receive by email for no payment a link to the wording of the voting form and the position papers at the distribution site, from the stock exchange member through which he holds his shares, unless he gave notice to the stock exchange member that he is not interested in receiving such a link, provided that the notice was given for a specific securities account and on a date earlier than the effective date, or that he is interested in receiving voting forms by mail in return for payment. His notice with regard to the voting forms shall also apply to the receipt of the position papers.

A shareholder may, up to 24 hours before the time of convening the general meeting, contact the offices of the company’s legal advisers, and after he has proved his identity to the satisfaction of the company’s legal advisers, or another employee appointed for this purpose, take back his voting form and ownership certificate.

15.	Voting by means of an electronic voting form

As stated above, an unregistered shareholder may vote on the resolutions on the agenda of the meeting stated in section 1 above, by means of a voting form that will be sent by the electronic voting system, as defined in the Voting Regulations (hereinafter: ‘the electronic voting form’).

The electronic voting form is opened for voting at the end of the effective date. The voting by means of the electronic voting system will end six hours before the time of the meeting (i.e., on Monday, July 17, 2017, at 9:00 a.m. Israel Time), when the electronic voting system will be closed.

The electronic voting may be changed or cancelled up to the time of closing the electronic voting system and it will not be possible to change via the electronic voting system after that time. If a shareholder voted in more than one way, his later vote will be counted. In this regard, a vote of a shareholder in person or through a proxy shall be regarded as later than a vote by means of the electronic voting form.

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16.	Quorum and deferred meeting

The deliberations at the meeting will begin if there is a quorum present within half an hour of the time determined for starting the meeting. At a general meeting (whether ordinary or extraordinary), two shareholders who are present in person or by proxy and who jointly hold at least a third of the voting rights in the company will constitute a quorum, unless otherwise required by any law. If half an hour after the time determined for the meeting there is no quorum, the meeting will be cancelled if it was convened by a request pursuant to the Companies Law, but in any other case it will be deferred to the same day the next week, at the same time and the same place, or on any other day and/or at any other time and/or any other place as the Board of Directors shall determine in a notice to the shareholders. If at the deferred meeting there is no quorum half an hour after the time determined for the meeting, then the meeting will take place with any number of participants whatsoever for the purpose of deliberations and adopting resolutions on the matters for which the meeting was convened.

17.	Authority of the Israel Securities Authority

Pursuant to regulation 10 of the Transaction with a Controlling Owner Regulations, within 21 days of the date of filing this report, the Israel Securities Authority or an employee that it authorized for this purpose (hereinafter: ‘the Authority’) may order the company to give, within a period that the Authority shall determine, an explanation, details, information and documents relating to the transactions that are the subject of this report, and to order the company to amend this report in the manner and by the date that it shall determine.

If an order is given to amend this report, the Authority may order the postponement of the date of the general meeting to a date that will occur not less than three business days and not more than 35 days from the date of publishing the amendment to this report.

If the company is requested to amend this report as aforesaid, the company shall file the amendment in the manner determined in the Transaction with a Controlling Owner Regulations, send it to all its shareholders to whom this report was sent, and publish a notice on this matter, all of which unless the Authority ordered otherwise.

If an order is given to postpone the date of the general meeting, the company shall give notice of the order in an immediate report.

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18.	Inspection of documents

The shareholders that are entitled to take part in the meeting may inspect the documents relating to the items on the agenda of the meeting at the offices of the company’s legal advisers, Eitan Mehulal & Sadot, Law Offices, at 10 Abba Eban Boulevard, Ackerstein Towers, Building C (floor 7), Herzliya, after making a prior arrangement by telephone no. 09-9726000, fax. no. 09-9726001, on Sundays-Thursdays between 10:00 a.m. Israel Time and 5:00 p.m. Israel Time, until the date of convening the general meeting for the approval of the resolutions on the agenda pursuant to this report.

Sincerely,

Foresight Autonomous Holdings Ltd.

Through Haim Siboni, CEO and director

Eli Yoresh, CFO and director

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ANNEX A – Amended Compensation Policy

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

(hereinafter: the “Company”)

Recommendations of the Compensation Committee – dated June 5, 2017

Amended1 Compensation Policy for Officers of the Company in accordance with the provisions of Amendment no. 20 to the Companies Law

1.	General

1.1.	On December 12, 2012, Amendment no. 20 to the Companies Law, 5759-1999, came into effect (hereinafter: the “Amendment” and the “Companies Law” respectively). According to the Amendment, the Company is obligated to adopt a compensation policy for its officers, as such term is defined in the Companies Law.

1.2.	Pursuant to the Amendment, the Company appointed a Compensation Committee, which formulated a compensation policy that was brought before the Company’s Board for discussion and approval, and is brought, should it be necessary, for approval of the general meeting of the Company’s shareholders.

1.3.	The Compensation Policy includes reference to terms of tenure, employment, termination of employment, retirement bonus, and any other benefit, payment or undertaking to make such payment, including granting exemption, insurance and indemnity to officers of the Company. The officers, as defined in the Companies Law, are general manager, chief business manager, deputy general manager, vice general manager, any person who holds such position in the company even if udder a different title, as well as directors, and managers reporting directly to the general manager.

1.4.	This policy does not and shall not confer to the officers of the Company any right to receive, solely by virtue of adopting this policy, payments and/or compensation hereunder, and the compensation of every officer shall only be as approved by the authorized institutions of the Company and in accordance with applicable law.

1 This version amends the current compensation policy for officers and directors of the Company. For details regarding the current compensation policy see transaction report and assembly invitation dated March 13, 2016, as amended on April 16, 2016 [reference no. 2016-01-004884 and 2016-01-048862 respectively].

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1.5.	Subject to the provisions set forth in the Companies Law, the Compensation Committee and the Board are entitled to deviate from the principles and parameters set forth in the Compensation Policy where they believe it is correct to do so.

1.6.	The Compensation Committee and the Board shall examine on an annual basis whether it is necessary to update the principles and parameters set forth in the Compensation Policy. Once every three years the Compensation Policy shall be brought for the approval of the authorized organs of the Company in accordance with the provisions of applicable law.

1.7.	Notwithstanding the aforementioned, if the Compensation Committee recommends updating the Compensation Policy during a period in which the Company’s Compensation Policy is in effect, the update shall be brought before the relevant institutions for approval, if and as required by applicable law.

1.8.	The use of masculine form is for convenience purposes only and this Compensation Policy should be read as to apply to women and men alike.

1.9.	On January 9, 2014, after having received the recommendations of the Compensation Committee, the Company’s Board adopted the Compensation Policy for officers, which in accordance with the provisions of the Companies Regulations (easements regarding the duty to determine compensation policy), 5773-2013, was exempt from approval by the general meeting of the Company’s shareholders.

1.10.	On December 22, 2015, the general meeting of the Company’s shareholders, in the framework of approving the merger transaction with 4Eyes Autonomous Ltd. and Magna B.S.P. Ltd.[2] (hereinafter: the “Merger Transaction”), approved an amendment to the version of the Compensation Policy pursuant to having been approved by the Compensation Committee on November 10, 2015, and by the Company’s Board on November 12, 2015.

2 For details regarding the merger transaction with 4Eyes Autonomous Ltd. see Section 1.2 of the transaction report and meeting invitation dated December 17, 2015 [reference no. 2015-01-183405].

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1.11.	On April 17, 2016, the general meeting of the Company’s shareholders (pursuant to approval of the Compensation Committee and the Company’s Board dated February 28, 2016) approved an additional amendment to the Compensation Policy deriving from the changes that occurred to the nature and scope of the Company’s activity following the Merger Transaction.

1.12.	In light of the Company’s intention to register its securities for trade on a stock exchange in the U.S., on June 5, 2017, the Company’s Board decided, after accepting the recommendations of the Compensation Committee, to approve changes to the Compensation Policy as set forth hereunder.

2.	Preliminary proceedings and regulated actions of the Company

2.1.	The Company’s Compensation Policy that is hereby proposed, was formulated by the Company’s Compensation Committee, which recommended that the Company’s Board approve it.

2.2.	The Compensation Committee complies with the requirements of Section 118A(b) of the Companies Law, requiring that all the Company’s external directors serve on it and constitute a majority of its members, while the rest of its members shall be directors whose wage is determined in accordance with the relevant regulations.

2.3.	If and as the Compensation Policy set forth in this proposal is approved, than it shall remain in effect from the date of approval by the general meeting of the Company’s shareholders until the earlier of two: (a) approval of a new Compensation Policy according to the provisions of applicable law, or (b) 3 years from the date of approval by the general meeting of the Company’s shareholders, in accordance with the provisions of Section 267A(d) of the Companies Law.

2.4.	For securing the review of implementation of the Compensation Policy, the Company shall make sure that the entire issue of officers’ compensation shall be in written documents.

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3.	Purpose of the Compensation Policy

3.1.	The Company considers its employees and its officers in particular, to be a significant and central component of its success. The Company’s officers are the figures in charge of laying out and implementing the Company’s policies, and therefore their compensation is a central and important part of the Company’s success, promoting its purposes and its conduct.

3.2.	The Compensation Policy is meant to bestow upon the officers the aspiration to apply and meet the Company’s targets and objectives.

3.3.	The Company’s policy is based on targets and strategy. The Compensation Policy is meant to provide incentive to the officers to attain the targets and objectives set forth by the Company’s Board and institutions.

3.4.	The Company’s Compensation Policy is also meant to ensure the involvement of the officers in formulating strategic goals, work plan, budget and business plan, both in the development and planning phase as well as in the implementation phase.

3.5.	The Compensation Policy is meant to balance between the risks related to implementing policy and making managerial decisions, and between the risk management policy adopted by the Company and to prevent taking risks that have not been discussed and approved by the institutions of the Company on the one hand while exploiting business opportunities on the other hand.

3.6.	The Compensation Policy is meant to reflect the Company’s management needs in the present, but it is also intended to lay the foundation for officers’ compensation in the future, with the expansion of the Company’s activity and increasing the number of officers.

3.7.	The Company aspires to create a uniform Compensation Policy, which shall ensure realization of the Company’s objectives and the satisfaction of its officers as well.

3.8.	The Company’s Compensation Policy is meant to create a uniform compensation structure for all of the Company’s officers relating to all levels of officer’s compensation – from hiring, current compensation, promotion and termination of employment.

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4.	Considerations in determining terms of office and employment for officers

4.1.	Considering education, skills, expertise, professional experience and accomplishments of the candidate for office or the incumbent officer.

4.2.	Considering the position, areas of responsibility, term of employment and prior agreements with the officer (except for new officers).

4.3.	The size of the Company and nature of its activity.

4.4.	Recommendations of the officer’s superior.

4.5.	The officer’s contribution to attaining the objectives of the Company and maximizing its profits, in the long term and according to the officer’s position (with respect to variable compensation components, as set forth in Section 5.1.2.1 hereunder).

4.6.	Comparison from time to time to the earning levels of officers in similar positions at similar companies. Similar companies in this respect are companies that resemble the Company from the aspect of nature and area of activity, and relevant financial data such as market cap, total balance sheet, income and/or a mix of such parameters according to the nature, size of the Company and type of its activity. The Company shall aspire to have a reference group that includes no less than 5 companies.

4.7.	The Company’s financial condition.

5.	Principles of the Compensation Policy

5.1.	In general, the Company’s Compensation Policy shall be based on two compensation components – (a) a fixed component, which includes base salary, payments required under law such as insurance, exemption and indemnity, various social benefits such as pension funds, senior employee insurance and advanced study fund, vacation days, convalescence, company vehicle, organization benefits etc., and (b) a variable component, based on results, as set forth in Section 5.1.2 hereunder.

5.1.1.	The fixed component is meant to express the status of the officer in the organizational hierarchy, the duties imposed on him, reference to the salary for similar positions in other organizations, benefits and payments acceptable in the Company for other employees of the Company and contract workers employed at the Company, his education, skills, expertise, professional experience and achievements of the officer in his position, seniority in the position and with the Company, areas of responsibility and prior wage agreements executed with him. The fixed component is also meant to include reference to a linkage base and an agreed mechanism for increasing salary, if and as such matter has been discussed and agreed.

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5.1.2.	The variable component is meant to express the connection between the success of the officer in his position and between his compensation. Such success shall include examining success of the organization (attaining the Company’s objectives) as well as success of the individual (attaining predetermined objectives). The Company shall aspire to combine both types of objectives in order to guarantee maximum contribution of the officer to the Company. Objectives set for an officer, if any, are for the most part supposed to be quantitative, to be examined on an annual basis, while maintaining flexibility so that they may be adjusted according to the changing needs of the Company on the one hand and reduce them from time to time, according to the discretion of the Board or the Compensation Committee, if authorized to do so, on the other hand. The variable component can be pecuniary, equity and/or shares and the Company shall aspire to match this component to each officer so that the Compensation Policy be most effective.

5.1.2.1.	Variable compensation – equity component

(A)	Equity based compensation is meant to reinforce the identity of the officer’s interests with the long term interests of the Company and its shareholders, to increase motivation to create value and maximize the Company’s value and constitute a tool for retaining quality manpower in the long term.

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(B)	The value of the equity compensation benefit to officers of the Company (including active Chairman of the Board), at the time of grant, for a vesting year (calculated linearly), shall not exceed 200% of the officer’s annual fixed compensation. Such value shall be determined according to the acceptable valuation methods at the time of granting.

(C)	Minimal holding or vesting period of variable equity components in terms of office and employment shall be no less than three (3) years, while each quarter (or a longer period of time as determined by the Company’s Board) a proportional part of the allocated securities shall vest.

(D)	Each portion vested as set forth above shall be exercisable during a period that shall be no less than one year, except for as set forth in the options plan or as determined by the Company’s Board. In addition, subject to receiving the recommendation of the Compensation Committee, the Company’s Board shall be entitles to determine retroactive vesting periods for certain officers (for example from the beginning of the officer’s employment with the Company).

(E)	The exercise price of options, if granted, shall be no less than the average price of the Company’s shares during thirty trading days preceding the allocation.

(F)	The lifespan of options granted in the framework of the equity compensation plan shall not exceed 7 years from the date of grant.

(G)	In the event the employee/officer resigns from work at the Company, the exercise period shall be between 3 and 12 months from the date of leaving the Company, according to the resolution of the Company’s Board pursuant to receiving the recommendation of the Compensation Committee. It is clarified that this provision relates to the event an employee resigns or in the event of termination under circumstances that allow it and described in his employment agreement and/or in the options plan, as applicable.

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(H)	The maximum aggregate scope of dilution for all grants made to employees and officers of the Company shall not exceed 15% of the Company’s shares on a fully diluted basis.

(I)	The Board shall be entitled to stipulate vesting of the equity compensation, all or part, on attaining additional objectives determined at the time of allocation, and also to determine conditions for revoking unvested equity compensation.

(J)	Vesting conditions may also include provisions regarding acceleration in events such as change of control in the Company, merger, acquisition or as result of termination under circumstances set forth in the framework of the allocation agreement.

5.2.	Upon approving compensation of officers, the Compensation Committee and the Company’s Board shall examine, inter alia, the following considerations:

5.3.	The financial value of the officer’s compensation package, including all components, with reference to the Company’s business results.

5.3.1.	The unique data of the officer including the position of the officer with the Company, his expertise, experience in the position to be filled, education, seniority in similar positions.

5.3.2.	Comparing the compensation package, both fixed component and variable component, to similar positions in the Company (present or past) and corresponding positions in similar public companies whose securities are traded on the Tel Aviv Stock Exchange.

5.3.3.	The existing hierarchy of salary in the Company including the existing gap between the officer and his superior and subordinate, and the gaps between the officer’s compensation and the average and median salary levels at the Company.

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5.3.4.	With respect to the division between the fixed component of the officer’s salary and between the variable component, the variable component in the salary of the CEO and the Chairman of the Board, (if either is paid a salary) shall be higher than such component in the salary of the other officers in light of their higher contribution to attaining the objectives determined by the Company.

Accordingly, with respect to the CEO and the Chairman of the Board, the fixed component shall constitute 40%-70% of their annual salary and the variable component shall constitute 30%-60%, while with respect to the other officers the fixed component shall constitute 50%-80% of their annual salary and the variable component shall constitute 20%-50%.

It is emphasized that such ratios assume that certain objectives are in fact attained by the officers, however it is possible for a deviation in these rates and the fixed component increasing in events of underperformance and/or resolution of the Company’s Board not to grant bonuses for different reasons.

With respect to this criterion, as of the date of approving this Compensation Policy, the old salary agreements of the Company’s officers do not include a variable component in their salary however the Company’s Board has annual discretion to grant it. The Company’s Board shall consider granting a variable component to part of all of the Company’s employees according to its discretion and based on this criterion during 2016.

5.3.5.	Comparing the salary of officers to advisors providing services to the Company on a permanent basis.

5.4.	The Company shall aspire to leave certain flexibility in the framework of the compensation system, to allow the organs responsible for the Compensation Policy and especially the Compensation Committee to reach and exercise decisions according to the needs of the Company and under short time frames.

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5.5.	The Company’s Compensation Policy is determined under an organization wide perspective and the assumption that the Company is a hierarchical system, in which compensation gaps are determined according to the officer’s position, status in the Company, responsibility imposed on him and the need to maintain compensation gaps between certain positions. The compensation levels in the organization including examination of average and median compensation, are tools for examining the compensation of officers, and shall be added to the considerations guiding the Company in determining its Compensation Policy.

5.6.	The Company shall aspire, if it employs officers as independent contractors and not as salary employees, to determine their terms of compensation in accordance with the principles of the Compensation Policy with respect to other officers, while considering the unique characteristics of maintaining engagements with independent contractors as opposed to salary employees.

5.7.	The Company sees great importance in arranging officers’ retirement conditions in the framework of the Compensation Policy as part of the Company’s overall Compensation Policy, in order to create certainty in this regard and in order to guarantee stability in the employment conditions and tying the officers to the Company also after employment ends with respect to issues related to advising, confidentiality, non-compete and others.

6.	Fixed salary component

6.1.	Every officer of the Company shall be entitled to receive a salary for his services. The salary is fixed and shall be determined upon commencement of the officer’s employment at the Company or upon appointment of the officer to a new position at the Company. In the event approval of an officer’s salary requires obtaining special approvals, such as an officer who is among the controlling shareholders, the salary shall be determined according to the Company’s Compensation Policy, however payment shall be contingent upon obtaining the necessary approvals according to applicable law.

6.2.	The fixed salary shall be determined while considering the criteria set forth in Section 4 above.

6.3.	The fixed salary shall be determined at the commencement of the officer’s employment, while the Company shall create a hierarchy of salary levels between the CEO and the other officers. If the Company’s Chairman of the Board provides services to the Company as an officer, in addition to the services provided as a director and Chairman of the Board, his maximum salary shall not exceed the salary level of the Company’s CEO.

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6.4.	The CEO’s fixed salary shall be in the range of up to NIS 65 thousand (cost to the Company), while determining the salary weight shall be given to experience in the Company’s areas of activity, seniority in the position, seniority with the Company and education. Greater weight in examining such considerations shall be given to the issue of experience and particularly experience and expertise in the Company’s areas of activity. After completing equity financing in the amount of $3.5 million the fixed salary range for the CEO shall increase up to NIS 85 thousand (cost to the Company).

6.5.	The fixed salary for officers subordinate to the CEO shall be in the range of up to NIS 55 thousand (cost to the Company), while determining the salary weight shall be given to experience in the Company’s areas of activity, seniority in the position, seniority with the Company and education. Greater weight in examining such considerations shall be given to the issue of professional experience of the officers as well as experience and expertise in the Company’s areas of activity, if relevant.

6.6.	The fixed salary component shall not be linked, except for certain instances of linkage to the consumer price index, if and as the Compensation Committee decides on linking, and in the event of linking the component of automatic salary increase set forth in Section 6.7 hereunder shall not be included.

6.7.	In the framework of employment terms, it is possible to determine an automatic increase of the fixed component, provided such increase is no more than once per year and at a rate that does not exceed 10% per year.

6.8.	Every officer shall be entitled to vacations days, sick days and convalescence, as agreed with him, but no less than as set forth in law.

6.9.	Every officer shall be entitled to a commuting fee or reimbursement of vehicle expenses or alternatively a vehicle on behalf of the Company provided the employee bears the tax grossing up that applies to such benefit.

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6.10.	The Company shall make provisions for employees to senior employee insurance or pension fund according to the choice of the employee, at a rate that does not exceed the maximum rate recognized according to income tax rules, and in any event as required by applicable law.

6.11.	The Compensation Committee shall decide with respect to every officer whether to make provisions to an advanced study fund and such decision shall be included in the framework of determining the fixed salary of officers.

6.12.	The Compensation Committee shall examine the salary of officers at least once per year, according to the employee’s performance, the criteria set forth in Section 4 and the condition of the Company and shall recommend to the Company’s Board whether to approve a salary increase for the officer, and if so the amount of the salary increase.

6.13.	For avoidance of doubt it is clarified that with respect to officers that receive a salary from the Company against invoices, all components of the salary shall be grossed-up in the framework of the invoice issued by the officers and delivered to the Company.

7.	Variable salary component – bonuses

7.1.	The Company regards bonuses as a very important tool for guaranteeing officers’ compensation upon attaining objectives within the framework of their responsibility in addition to attaining objectives shared in common by the entire Company.

7.2.	Accordingly, the Company’s Board shall discuss and determine annual and multi-year objectives to be used as a basis for paying bonuses to the officers.

7.3.	The Compensation Committee shall discuss the issue of compensation bonuses to officers after preparing a new business plan for the Company, according to the nature of the Company’s activity to be determined at such time. Until such time, compensation of the Company’s officers shall be on the basis of the following objectives –

7.3.1.	Realization of assets;

7.3.2.	Funds raising;

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7.3.3.	Locating new business opportunities;

7.3.4.	Meeting quantitative and qualitative objectives such as budget targets, economizing, meeting work plans etc.

7.4.	Compensation of the Company’s CEO (and active Chairman of the Board, according to the level of his involvement) shall be by pecuniary payment once upon attaining the objectives determined by the Company’s Board in accordance with the Company’s business plan. Attaining an objective shall include two components – meeting the objective itself and weighting the achievement according to criterion set forth upon determining the objective. Compensation of the Company’s CEO (and active Chairman of the Board, if it is decided so) shall be according to the objectives set for such officer, with emphasis on successfully realizing assets, funds raising, and locating business opportunities as determined by the Company’s Board.

7.5.	Compensation for other officers of the Company shall be determined according to quantitative and qualitative objectives derived from the position of the officer, while each officer shall have personal objectives according to the Company’s budget and for reducing the Company’s expenditure, the Company’s strategic plan, contribution to realization of assets, funds raising, locating business opportunities, the Company’s work plan and the activity of the department such officer belongs to. The bonus to such officer shall also be based on objectives and rules pertaining to the activity of the Company including compliance with Company procedures, satisfaction from the officer’s performance, duties carried out by the officer in addition to the regular duties.

7.6.	The Company shall not pay bonuses for revaluation profits or accounting profits.

7.7.	In the event the objectives that are set are based on the Company’s financial results, they shall be paid only after approving the Company’s audited financial statements.

7.8.	The amount of the annual bonus shall be limited to –

7.8.1.	CEO and active Chairman of the Board – up to 6 salaries.

7.8.2.	Other officers – up to 4 salaries.

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7.9.	The Company’s Board is entitled, based on the recommendations of the Compensation Committee, to decide on payment of a nonrecurring bonus for special efforts of officers (one or more) and/or special success of officers and/or a transaction not in the ordinary course of business. Such bonus can be up to 4 salaries for the Company’s CEO and up to 3 salaries for CFO or any other officer.

7.10.	An annual bonus shall be contingent upon providing services to the Company by the officer for a period of at least 12 months prior to the date of paying the bonus.

7.11.	Payment terms of the bonus is obtaining the officer’s undertaking whereby it shall repay it to the Company, in full or in part, should it transpire that the data on basis of which the bonus was calculated is wrong and the Company has amended its financial statements.

7.12.	Payment terms of the bonus is obtaining the officer’s undertaking whereby it agrees that the Company’s Board reserves the right, according to its absolute discretion, to reduce the bonus, in full or in part, in light of additional considerations of the Board including the Company’s financial condition, offsetting business expenses deriving from a transaction or other activity or other considerations requiring reduction of the bonus.

8.	Insurance, exemption and indemnity

The Company may grant directors and officers of the Company, all or some, one or more of the rights specified hereunder, subject to the approvals required under applicable law:

8.1.	Insurance – Directors and officers of the Company shall be insured under directors’ and officers’ insurance in the amount of up to $50,000,000 (fifty million U.S. Dollars) per event and in total for damages that may occur during the insurance period (and also up to $3,000,000 for legal defense expenses) (hereinafter: the “Policy”). The insurance premium for each policy shall not exceed $200,000 per year. The policy shall renew every year, under similar conditions and subject to approvals according to applicable law, for additional periods of up to 18 months each.

The purpose of the policy is to grant the directors and officers of the Company protection against litigation, while the conditions of the policy are determined in the framework of negotiations between the Company and the insurance company, considering the scope and areas of the Company’s activity, geographic deployment of the Company’s activity, its risk management policy, the number of insured parties in the framework of the policy, and the acceptable terms in the market.

Runoff coverage – the Company shall be entitled to purchase insurance coverage for directors and officers of the Company that include runoff provisions for a period of up to seven years from the date their tenure as directors and officers ends.

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8.2.	Indemnity and exemption – the Company shall be entitled to grant indemnity (in advance and/or retroactively) and exemption to directors and officers of the Company, all or some, according to the Company’s discretion, at the maximum level permitted by the Companies Law and the Law for Increasing Efficiency of the Securities Authority’s Enforcement Procedures (Statutory Amendments), 5771-2011, in the form attached to the invitation report to the general and special meeting of the Company’s shareholders dated March 13, 2016.

Without derogating from the aforementioned, the total indemnity amount that the Company shall pay to all its officers being indemnified for the same event, after deduction of the insurance rewards, shall not exceed an amount equal to 25% of the Company’s equity, as set forth in the Company’s most recent consolidated and audited financial statements as of the date of paying the indemnity in practice, but in no event no less than an amount equal to NIS 4 million.

9.	Termination of office and retirement conditions

9.1.	Officers shall be entitled to advance notice before termination of employment, as set forth in the employment agreement between the Company and the officer and as approved by the Compensation Committee.

In any event the advance notice period shall not exceed:

Up to 3-months’ salary for officers working up to three years at the Company.

Up to 6-months’ salary for officers working three years or more at the Company.

9.2.	During the advance notice period officers shall undertake to continue fulfilling their duties at the Company, unless the Company decides to waive their services with respect to the entire period or part thereof.

9.3.	Severance pay – the scope of severance pay shall be determined close to the commencement of the officer’s employment or during the period of employment, provided it is not about to end. Severance pay shall not be increased close to the date of termination of employment. In general, severance pay to officers shall be at a rate of 100% of the last monthly salary. The Company shall aspire to include provisions in accordance with Section 14 of the Severance Pay Law, 5733-1963, when executing new employment agreements with officers. Notwithstanding the aforementioned, in the event employment is terminated under circumstances permitting denial of severance pay according to applicable law, in full or in part, the Company shall release to the employee only his own payments to the senior employee insurance policy and/or pension fund and advanced study fund.

9.4.	Retirement/adaptation bonus – the Company shall have the option to grant a retirement/adaptation bonus to a retiring officer, according to the conditions set forth hereunder in addition to compensation for the advance notice period. In general, retirement bonus shall not be granted to officers with less than 2 years’ seniority with the Company. Retirement bonus shall not exceed 6 gross salaries for an officer.

The Company’s Board shall decide on granting retirement bonuses considering the recommendations of the Compensation Committee, and with reference to the following parameters: period and terms of tenure and employment, the Company’s performance during the aforementioned period and the officer’s contribution to attaining the Company’s objectives and maximizing its profits, and the circumstances of retirement.

Retirement bonuses shall be paid, if entitlement of any of the officers to retirement bonus was set forth in their employment agreement, unless retirement of the officer involves circumstances justifying, according to the Board’s discretion, denial of severance pay and in such event the officer shall not be entitled to any retirement bonus.

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10.	Terms of tenure and employment of directors

10.1.	Directors and external directors, shall be paid a uniform remuneration to be determined in accordance with the provisions of the Companies Regulations (rules regarding remuneration and expenses for external directors), 5760-2000 (hereinafter: the “Remuneration Regulations”), and in any event no more than the maximum remuneration permitted according to the Remuneration Regulations, according to the classification level of the Company according to said regulations.

10.2.	Directors shall not be entitled to any additional and/or other remuneration, beyond the aforementioned uniform remuneration and shall not be entitled to receive any amount for retirement, concluding tenure and/or bonuses for attaining certain objectives of the Company.

10.3.	Notwithstanding the aforementioned in Section 10.2 above, in the event the Company adopts a policy for allocating securities to its employees (in the framework of a plan according to Section 102 of the Income Tax Ordinance and/or any other plan), the directors, including external directors, may be included in the framework of such plan provided they are subject to the same conditions of the plan including with respect to the vesting period of the securities.

10.4.	The wage of the Company’s Chairman of the Board shall be identical to the wages of other directors, except if he is required to perform additional duties on top of his position as Chairman of the Board. Should the Chairman of the Board be required to perform such duties, his salary shall be determined as set forth in Sections 5, 6, and 7, according to the criteria determined for the Company’s CEO, in which case he shall not be entitled to directors’ wage as set forth in Section 10 above including its subsections.

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11.	Options

11.1.	Cancelled.

11.2.	Cancelled.

11.3.	The Company’s Board has approved a stock option plan for employees and service providers (hereinafter: the “Options Plan”), with the purpose of strengthening the identification of option recipients with the Company, by sharing the results of the Company’s activity and creating an identity of interests between them and the Company and tying between the success of the Company, for the most part reflected by the price of the Company’s shares, and between compensation of officers.

The Options Plan is founded on the following principles – vesting period no less than three years, divided into quarters, exercise price not lower than average share price of the Company in the thirty trading days prior to allocation, vesting acceleration in special instances determined by the Compensation Committee, and more.

12.	Principles for control, reporting and deviation

12.1.	The Company shall act in accordance with the provisions of law applicable at the present time or at any time in the future to the Company’s Compensation Policy.

12.2.	Deviations from the Compensation Policy set forth above shall not be approved unless brought for advance discussion and approval of the Compensation Committee and/or the Company’s Board and/or the general meeting of the Company’s shareholder, as necessary.

12.3.	At least once per year, no later than 30 days after publishing the Company’s audited financial statements, the members of the Compensation Committee shall be presented a report by the Company’s CFO regarding the grant of bonuses to any officers and the Company’s compliance with the Compensation Policy. The Compensation Policy shall discuss said report and shall present its recommendations and opinion to the Company’s Board that shall assemble following the date of discussion at the Compensation Committee.

12.4.	The Company’s internal auditor shall examine implementation of the Compensation Policy at least once every three years and shall present his findings to the Compensation Committee.

12.5.	In the event of discovering deviations from and/or default of provisions of the Company’s Compensation Policy, such matter shall be brought for discussion before the Company’s Board at the earliest possible convenience.

Sincerely,

Eli Yoresh, Director

Foresight Autonomous Holdings Ltd.

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ANNEX B – Declaration of Ms. Vered Raz-Avayo

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To:

Foresight Autonomous Holdings Ltd.

Declaration of a candidate for the office of director at a public company

According to the Companies Law, 5759-1999 (the “Law”)

I the undersigned, Vered Raz-Avayo, hereby declare, after having been warned that I must state the truth and that failing to do so I shall be subject to penalty of law, hereby declare:

1.	None of the limitations set forth in Sections 225 to 227A of the Law apply to me with respect to limitations on the appointment of minors, legally incompetent, bankrupt, limitation of appointment due to committing a felony, conviction or decision of an administrative enforcement committee – as such limitations are in effect at the time of executing this declaration, as set forth in Appendix A which constitutes an integral part thereof.

2.	That according to the provisions of Law I am considered a person that has a “personal interest”, as such term is defined in the Law, in transactions between the Company and myself, and between the Company and any of my relatives, and between the Company and corporations and entities in which I or any of my relatives are interested parties (hereinafter: the “Corporations”).

3.	That my activity in the framework of tenure as an officer of the Company, so long as conducted in good faith, so long as unrelated to me or my relatives or Corporations personally, are not considered actions that pose a conflict of interest or competition with the business of the Company or exploitation of a business opportunity of the Company with the purpose of receiving a benefit for myself or any other person (hereinafter: “Breach of Fiduciary Duty”) and do not harm the interests of the company simply because I or any of my relatives are interested parties in the Corporations.

4.	That when I believe, according to the best of my knowledge, that any action in the framework of my tenure as officer of the company is connected personally to me or to my relatives or to the Corporations, and when the company engages under irregular and/or regular transaction connected personally to me or to my relatives or to the Corporations, which is come to my attention – I shall provide notice of my personal interest to the audit committee and/or to the board, as applicable, if the action and/or transaction is brought for their approval, or to the entity and/or forum reaching decisions with respect to the action or approving the transaction, if the action and/or transaction is not brought for approval of the board, at the beginning of discussion of the action and/or transaction and I shall not be present at the meeting during discussion of the action and/or transaction, however I shall be permitted to participate at the beginning of the meeting solely for purpose of providing information.

5.	That I possess the necessary skills and am able to devote adequate time for purpose of performing my duties as director of the company, paying attention, inter alia, to the special needs of the company and its size.

6.	I hereby undertake that should any of the conditions required to be met in accordance with the Law for serving as director of the company cease to exist, or in the event of grounds for expiration of my position as director of the company – I shall immediately provide notice to the company to such effect and my tenure shall expire from the time of providing notice as set forth in Section 227A of the Law (as set forth in Appendix A). I acknowledge that according to Section 234 of the Law, breach of such obligation to provide notice shall be deemed Breach of Fiduciary Duty towards the company.

7.	After having thoroughly reading and understanding all the aforementioned, I hereby declare that the aforementioned is true and that I am aware of all my obligations rights according to the Law and the regulations.

Vered Raz-Avayo	June 4, 2017	/s/ Vered Raz-Avayo
Name	Date	Signature

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Appendix A

Sections 225 – 227A of the Companies Law, 5759-1999

Duty of disclosure	225.	(a) A person who is a candidate to hold office as a director shall disclose to the appointing party:

		(1) if he has been convicted by judgment of an offense as set forth in section 226(a), and the restriction period for serving as director according to Section 226 has not yet lapsed;

		(2) if he has been convicted by judgment of an offense as set forth in section 226(a1), and the restriction period set forth by the court according to such Section has not yet lapsed;

		(3) if an administrative enforcement committee imposed means of enforcement prohibiting him for serving as director of any public company, and the restriction period set forth by the administrative enforcement committee in its decision has not yet lapsed.

		(b) In this Section -

“means of enforcement” – means of enforcement as set forth in Section 52DDD of the Securities Law, imposed according to Chapter H4 of the Securities Law, according to Chapter G2 of the Regulation of Investment Advice, Investment Marketing and Investment Portfolio Management Law, 5755-1995, or according to Chapter J1 of the Joint Investment Trust Law, 5754-1994, as applicable;

“administrative enforcement committee” – the committee appointed according to Section 52FF(a) of the Securities Law;

“judgement” – trial court judgment.

Restriction on appointment due to conviction	226.

(a) A person convicted by judgment of one of the following offenses shall not hold office as a director in a public company, unless five years have passed since the date on which the judgment by which he was convicted was given:

		(1) offenses under sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Penal Law, 5737-19777, and under sections 52C, 52D, 53(a) and 54 of the Securities Law;

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		(2) conviction by a court outside Israel of the offenses of bribery, deceit, offenses by managers of a corporate body or offenses involving misuse of inside information;

		(3) erased.

		(a1) A person shall not hold office as a director in a public company if convicted by judgment, as defined in Section 225(b), of an offense not listed in subsection (a), if the court has determined that due to its nature, severity or circumstances he is unworthy of holding office as a director in a public company, for such period determined by the court which shall not exceed five years from passing judgment.

		(b) The court may determine, at the date of the conviction or thereafter, on the application of a person interested in being appointed as a director, that despite his conviction of offenses as laid down in subsections (a)(1) and (a)(2), and taking into account, inter alia, the circumstances in which the offense took place, such person is not precluded from holding office as director of a public company.

		(c) The Minister may prescribe additional offenses to those laid down in subsection (a)(1).

		(d) the court, and if an appeal was filed – the court of appeal, may order a stay of enforcing limitations of appointment or expiration of office according to this section to such date determined and under such conditions as deemed appropriate.

Limitation of appointment due to decision of the administrative enforcement committee	226A.	If the administrative enforcement committee imposed means of enforcement prohibiting any person from serving as director in a public company, such person shall not be appointed director in the public company he was prohibited from serving as director according to such decision; in this section, “means of enforcement” and “administrative enforcement committee” – as defined in Section 225(b).

Limitation of appointment	227.	(a) A person shall not be appointed as director if he is a minor, is legally incompetent, or has been declared bankrupt for so long as he remains undischarged, nor shall a corporation that has resolved to enter into voluntary liquidation or in respect of which a winding up order has been issued.

		(b) A candidate for office of director to which the provisions of subsection (a) hold true shall disclose the matter to the appointing party.

Obligation to provide notice	227A.	If any of the conditions required to be met for serving as director in accordance with this Law cease to exist with respect to a director, or in the event of grounds for expiration of a director’s office such director shall immediately provide notice to the company to such effect and his office shall expire from the time of providing notice.

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ANNEX C – Declaration of Mr. Daniel Avidan

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To:

Foresight Autonomous Holdings Ltd. (the “Company”)

Dear Sir or Madam:

Re: Declaration regarding qualifications of external director in accordance with Sections 240 and 241 of the Companies Law, 5759-1999

In this declaration:

“Judgement” – judgement at trial court or any other instance.

“Administrative enforcement committee” the committee appointed according to Section 52FF(a) of the Securities Law, 5728-1968 (hereinafter: the “Securities Law”).

“Means of enforcement” – means of enforcement as set forth in Section 52DDD of the Securities Law, imposed according to Chapter H4 of the Securities Law, according to Chapter G2 of the Regulation of Investment Advice, Investment Marketing and Investment Portfolio Management Law, 5755-1995, or according to Chapter J1 of the Joint Investment Trust Law, 5754-1994, as applicable.

For purpose of my tenure as external director in the Company, I hereby provide this declaration in accordance with Sections 240 and 241 of the Companies Law, 5759-1999, as follows:

1.	I have the necessary skills and the ability to devote the time worthy for purpose of performing the duty of external director in the Company, paying attention, inter alia, to the special purposes of the Company and its size.

2.	I have accounting and financial expertise, as such term is defined in the Companies Regulations (Conditions and Criteria for Directors with Accounting and Financial Expertise and Directors with Professional Expertise), 5766-2005.

3.	With respect to the aforementioned in Section 1 above, hereunder the relevant details for purpose of reaching such decision, including details of my education and relevant professional experience.

Name:	Daniel Avidan
ID number:	057742405
Position:	External director
Appointment date:	The date of approval by the general meeting
Date of birth:	June 19, 1962
Address:	Kipodan 5/3 Modi’in
Citizenship:	Israeli
Membership in board committees:
Employee of a company, subsidiary, affiliated company of the Company or of an interested party thereof:	No
Education:	B.A. Economics
Occupation in the past five years:	CEO of RSRR Capital Ltd., head of strategic procurement at Meuhedet HMO
Serving as director in other corporations:	No
Has accounting and financial expertise or professional qualifications:	Yes
Family member of an interested party of the Company:	No

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4.	In the five years preceding the date of this declaration:

4.1.	I was not convicted of any of the offenses according to Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Penal Law, 5737-19777, and under sections 52C, 52D, 53(a) and 54 of the Securities Law.

4.2.	I was not convicted by a court outside Israel of the offenses of bribery, deceit, offenses by managers of a corporate body or offenses involving misuse of inside information.

5.	I have not been convicted by judgment of any other offense not set forth in Section 4 above, which the court has determined that due to its nature, severity or circumstances I am unworthy of holding office as a director in a public company, for such period determined by the court in such decision.

6.	The administrative enforcement committee has not imposed means of enforcement on my prohibiting me from serving as director in a public company.

7.	I am not legally incompetent and I have not been declared bankrupt and/or a debtor with limited means (as defined in the Execution Law, 5727-1967).

8.	I am not a relative of the controlling shareholder of the Company. I, my relatives, partners, employers, any person I am directly or indirectly subordinate to or a corporation of which I am the controlling shareholder, do not have and did not during the two years preceding such date, affinity to: (a) the Company; or (b) any of the controlling shareholders of the Company or any of their relatives, at the time of appointment; or (c) a corporation currently or in the past two years controlled by the Company or controlled by it; or (d) a corporation currently or in the past two years controlled by any of the controlling shareholders of the Company.

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In this respect: “affinity” – employment relations, regular business or professional ties or control, as well as tenure as an officer, save for my office as director of the Company. “Relative” – spouse, sibling, parent, grandparent, offspring, as well as the offspring, sibling or parent of my spouse or the spouse of any of these.

Without derogating from the aforementioned, I, my relative, partner, employer, any person I am directly or indirectly subordinated to or a corporation I control, do not have business or professional ties to any of the entities listed in subsection (a) to (d) above, even if such ties are not regular, save for negligible ties listed hereunder: None.

9.	As an external director, I shall not receive, in addition to the remuneration I am entitled for due to holding office of external director in the Company and reimbursement of expenses and save for exemption, indemnity undertaking, indemnity or insurance, if granted to me or to which I am entitled – any consideration, directly or indirectly, for serving as external director in the Company.

10.	My other positions or occupations do not create or may create a conflict of interests with my office as director of the Company and shall not hinder my ability to serve as director in the Company.

11.	I do not hold the office of director in any other company where an external director serving in the Company also serve as a director of such company.

12.	I am not a member or employee of the Israel Securities Authority or of the Stock Exchange.

13.	To the best of my knowledge, there is no other limitation under law with respect to my appointment and/or tenure as external director in the company.

14.	I hereby undertake to notify the Company if any of the conditions set forth in this declaration cease to exist.

15.	I am aware that the Company has relied on the aforementioned in my declaration and that my declaration shall be reported by the Company.

In witness hereof I have signed this declaration:

Name:	Daniel Avidan	Date:	June 4, 2017

Signature:	/s/ Daniel Avidan

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ANNEX D – Declaration of Mr. Zeev Lavenberg

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Foresight Autonomous Holdings Ltd.

(hereinafter: the “Company”)

Declaration of a candidate for additional term as external director

I the undersigned, Zeev Lavenberg, holder of ID 058644337, candidate for an additional term external director in the Company, hereby declare as follows:

1.	I make this declaration in accordance with Section 241 of the Companies Law, 5759-1999 (hereinafter: the “Companies Law”).

2.	I have the necessary skills and the ability to devote the time worthy for purpose of performing the duty of external director in the Company, and to the best of my acquaintance and understanding, I believe I am qualified to serve as external director in the Company.

3.	I hereby confirm that all details required according to Regulation 26 of the Securities Regulations (Periodic and Immediate Reports), 5730-1970, included in the Company’s periodic report for 2016, and including also my skills, education and experience relevant for my tenure as external director in the Company, are true and complete.

4.	I am not subject to any of the limitations set forth in Sections 226 and 227 of the Companies Law with respect to limiting appointment due to conviction of offenses, nor to limitations for being a minor, legal incompetent, or declared bankrupt and undischarged.

5.	The administrative enforcement committee appointed under Section 52FF(a) of the Securities Law, 5728-1968 (hereinafter: the “Securities Law”) has not imposed means of enforcement as set forth in Section 52DDD to the Securities Law, imposed according to Chapter H4 of the Securities Law, according to Chapter G2 of the Regulation of Investment Advice, Investment Marketing and Investment Portfolio Management Law, 5755-1995, or according to Chapter J1 of the Joint Investment Trust Law, 5754-1994, as applicable, prohibiting me from serving as director in a public company.

6.	I am not a relative of the controlling shareholder and I, my relatives, partners, employers, any person I am directly or indirectly subordinate to or a corporation of which I am the controlling shareholder, at the time of the appointment or in the two years preceding, do not have affinity to the Company, the controlling shareholder of the Company or any relative of the controlling shareholder, at time of appointment or to another corporation;

In this respect:

“Affinity” – the existence of employment relations, regular business or professional ties or control, as well as tenure as an officer, save for the office of director appointed to serve as external director of a company set to make its initial public offering of shares to the public, and save for matters that do not constitute affinity as set forth in Regulations 2-4 of the Companies Regulations (Matters that do not Constitute Affinity), 5767-2006.

“Other corporation” – a corporation whose controlling shareholder at the time of appointment or in the two years preceding the date of appointment, is the Company or its controlling shareholder.

7.	Without derogating from the aforementioned in Section 6 above, I, my relative, partner, employer, any person I am directly or indirectly subordinate to or a corporation I control, do not have business or professional ties to whom such affinity is prohibited as set forth in Section 6 above, also if such ties are not regular (save for negligible ties), and I have not received any consideration from the Company in contrast to the provisions of Section 244(b) of the Companies Law.

8.	I represent that my other positions and occupations do not and there is no concern of creating a conflict of interests with my position as external director, and shall not derogate from my ability to serve as external director.

9.	I am not a member of the Israel Securities Authority or an employee thereof, a member of the board of a stock exchange in Israel or an employee thereof.

10.	To the best of my knowledge, none of the other directors in the Company serves as an external director in other companies where I serve as director.

I declare that this is my name, this is my signature, and the content of my declaration set forth above is true.

June 1, 2017	/s/ Zeev Lavenberg
Date	Candidate’s Signature

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